Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2021 AND 2020

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-126

Report on Review of Consolidated Interim Financial Statements

English Translation of a Report Originally Issued in Korean on November 15, 2021

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2021 and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2021 and 2020, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the consolidated financial statements, which indicates that the outbreak of COVID-19 may have a negative impact on the Group’s financial condition and results of operations.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2021. The consolidated statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited consolidated statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

November 15, 2021

Notice to Readers

This report is effective as of November 15, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2021 AND 2020

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

        (Phone Number)        02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

	September 30, 2021	December 31, 2020

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	11,076,079	9,990,983
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 24)	15,647,021	14,762,941
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	32,918,386	30,028,929
Securities at amortized cost (Notes 4, 9, and 11)	16,765,018	17,020,839
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 39)	353,924,799	320,106,078
Investments in joint ventures and associates (Note 12)	1,194,639	993,291
Investment properties (Note 13)	389,177	387,464
Premises and equipment (Notes 14)	3,212,135	3,287,198
Intangible assets (Note 15)	781,841	792,077
Assets held for sale (Note 16)	20,470	60,002
Net defined benefit asset (Note 22)	—	5,658
Current tax assets	40,211	75,655
Deferred tax assets	34,274	46,088
Derivative assets (Designated for hedging) (Notes 4, 11 and 24)	139,315	174,820
Other assets (Notes 17 and 39)	2,041,545	1,348,994

Total assets	438,184,910	399,081,017

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	5,737,332	6,813,822
Deposits due to customers (Notes 4, 11, 19 and 39)	311,804,476	291,477,279
Borrowings (Notes 4, 11 and 20)	24,385,783	20,745,466
Debentures (Notes 4, 11 and 20)	42,378,307	37,479,358
Provisions (Notes 21, 38 and 39)	561,692	501,643
Net defined benefit liability (Note 22)	66,995	52,237
Current tax liabilities	430,100	370,718
Deferred tax liabilities	255,736	160,250
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 24)	21,666	64,769
Other financial liabilities (Notes 4, 11, 23 and 39)	23,681,968	14,215,817
Other liabilities (Notes 23 and 39)	546,084	473,813

Total liabilities	409,870,139	372,355,172

EQUITY
Owners’ equity (Note 26)
Capital stock	3,640,303	3,611,338
Hybrid securities	2,094,818	1,895,366
Capital surplus	680,706	626,111
Other equity	(2,118,929)	(2,347,472)
Retained earnings	21,019,041	19,268,265

	25,315,939	23,053,608

Non-controlling interests	2,998,832	3,672,237

Total equity	28,314,771	26,725,845

Total liabilities and equity	438,184,910	399,081,017

The accompanying notes are part of this consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)

	Periods ended September 30, 2021		Periods ended September 30, 2020

	Three-month	Nine-month	Three-month	Nine-month

	(Korean Won in millions, except per share data)
Interest income	2,482,980	7,193,451	2,272,434	7,188,437
Financial assets at FVTPL	10,866	33,286	12,908	39,118
Financial assets at FVTOCI	90,588	266,195	103,380	344,380
Financial assets at amortized cost	2,381,526	6,893,970	2,156,146	6,804,939
Interest expense	(716,728)	(2,104,580)	(784,995)	(2,760,149)

Net interest income (Notes 11, 28 and 39)	1,766,252	5,088,871	1,487,439	4,428,288
Fees and commissions income	546,115	1,612,031	399,010	1,207,003
Fees and commissions expense	(169,793)	(506,255)	(166,310)	(475,954)

Net fees and commissions income (Notes 11, 29 and 39)	376,322	1,105,776	232,700	731,049
Dividend income (Notes 11, 30 and 39)	132,199	262,937	28,138	99,140
Net gain(loss) on financial instruments at FVTPL (Notes 11, 31 and 39)	101,797	238,204	130,342	531,931
Net gain on financial assets at FVTOCI (Notes 11 and 32)	771	45,830	7,650	18,677
Net gain arising on financial assets at amortized cost (Note 11)	59,075	97,755	7,657	40,319
Impairment losses due to credit loss (Notes 33 and 39)	(107,085)	(311,661)	(140,041)	(586,720)
General and administrative expense (Notes 34 and 39)	(937,348)	(2,792,841)	(899,062)	(2,688,620)
Other net operating expense (Notes 11, 24, 34 and 39)	(300,215)	(659,263)	(179,663)	(726,306)

Operating income	1,091,768	3,075,608	675,160	1,847,758
Share of gain of joint ventures and associates (Note 12)	20,541	46,782	9,983	33,935
Other non-operating income(expense)	22,673	30,340	(9,163)	(171,864)

Non-operating income(expense) (Note 35)	43,214	77,122	820	(137,929)
Net income before income tax expense	1,134,982	3,152,730	675,980	1,709,829
Income tax expense (Note 36)	(310,586)	(791,083)	(154,265)	(414,081)
Net income	824,396	2,361,647	521,715	1,295,748

Net gain(loss) on valuation of equity securities at FVTOCI	(72,200)	99,901	69,689	(25,525)
Changes in capital due to equity method	(2,256)	(2,279)	—	—
Remeasurement loss related to defined benefit plan	22,898	36,502	2,012	(24,228)

Items that will not be reclassified to profit or loss	(51,558)	134,124	71,701	(49,753)

Net gain(loss) on valuation of debt securities at FVTOCI	(36,389)	(162,742)	(23,328)	46,135
Changes in capital due to equity method	2,958	4,857	1,987	(2,634)
Net gain on foreign currency translation of foreign operations	149,097	235,358	(75,989)	(18,514)
Net gain(loss) on valuation of cash flow hedge	1,442	5,488	5,466	(4,564)

Items that may be reclassified to profit or loss	117,108	82,961	(91,864)	20,423
Other comprehensive income(loss), net of tax	65,550	217,085	(20,163)	(29,330)
Total comprehensive income	889,946	2,578,732	501,552	1,266,418

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED) (CONTINUED)

	Periods ended September 30, 2021		Periods ended September 30, 2020

	Three-month	Nine-month	Three-month	Nine-month

	(Korean Won in millions, except per share data)
Net income attributable to:	824,396	2,361,647	521,715	1,295,748
Net income attributable to owners	778,238	2,197,936	480,200	1,140,764
Net income attributable to non-controlling interests	46,158	163,711	41,515	154,984
Total comprehensive income attributable to:	889,946	2,578,732	501,552	1,266,418
Comprehensive income attributable to owners	833,863	2,403,294	467,871	1,116,291
Comprehensive income attributable to non-controlling interests	56,083	175,438	33,681	150,127
Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	1,049	2,971	645	1,532

The accompanying notes are part of this consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity

	(Korean Won in millions)
January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Total comprehensive income
Net income	—	—	—	—	1,140,764	1,140,764	154,984	1,295,748
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	20,647	—	20,647	(37)	20,610
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	2,665	(2,665)	—	—	—
Changes in capital due to equity method	—	—	—	(2,634)	—	(2,634)	—	(2,634)
Gain on foreign currency translation of foreign operations	—	—	—	(13,670)	—	(13,670)	(4,844)	(18,514)
Loss on valuation of cash flow hedge	—	—	—	(4,564)	—	(4,564)	—	(4,564)
Remeasurement loss related to defined benefit plan	—	—	—	(24,252)	—	(24,252)	24	(24,228)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(2,062)	(507,649)
Issuance of hybrid securities	—	698,277	—	—	—	698,277	—	698,277
Dividends to hybrid securities	—	—	—	—	(34,640)	(34,640)	(118,659)	(153,299)
Redemption of hybrid securities	—	—	—	(31,252)	—	(31,252)	(555,744)	(586,996)
Changes in subsidiaries’ capital	—	—	1,201	4,853	(6,350)	(296)	(37)	(333)

September 30, 2020 (Unaudited)	3,611,338	1,695,821	627,496	(2,297,529)	19,116,037	22,753,163	3,455,587	26,208,750

January 1, 2021	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845
Total comprehensive income
Net income	—	—	—	—	2,197,936	2,197,936	163,711	2,361,647
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	(62,912)	—	(62,912)	71	(62,841)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(1,354)	1,354	—	—	—
Changes in capital due to equity method	—	—	—	3,484	(906)	2,578	—	2,578
Gain on foreign currency translation of foreign operations	—	—	—	223,881	—	223,881	11,477	235,358
Gain on valuation of cash flow hedge	—	—	—	5,319	—	5,319	169	5,488
Capital related to non-current assets held for sale	—	—	—	(901)	901	—	—	—
Remeasurement gain(loss) related to defined benefit plan	—	—	—	36,492	—	36,492	10	36,502
Transactions with owners and others
Comprehensive stock exchange	28,965	—	35,197	—	—	64,162	—	64,162
Dividends to common stocks	—	—	—	—	(368,357)	(368,357)	(9,382)	(377,739)
Acquisition of treasury stocks	—	—	—	(3,819)	—	(3,819)	—	(3,819)
Issuance of hybrid securities	—	199,452	—	—	—	199,452	—	199,452
Dividends to hybrid securities	—	—	—	—	(48,900)	(48,900)	(100,158)	(149,058)
Redemption of hybrid securities	—	—	—	(27,365)	—	(27,365)	(549,904)	(577,269)
Changes in subsidiaries’ capital	—	—	7,703	32,730	(31,252)	9,181	(9,062)	119
Others	—	—	11,695	22,988	—	34,683	(180,337)	(145,654)

September 30, 2021 (Unaudited)	3,640,303	2,094,818	680,706	(2,118,929)	21,019,041	25,315,939	2,998,832	28,314,771

The accompanying notes are part of this consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)

	For the nine-month periods ended September 30
	2021	2020

	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,361,647	1,295,748
Adjustments to net income:
Income tax expense	791,083	414,081
Interest income	(7,193,451)	(7,188,437)
Interest expense	2,104,580	2,760,149
Dividend income	(262,937)	(99,140)

	(4,560,725)	(4,113,347)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	46,876	—
Loss on financial assets at FVTOCI	1,281	535
Impairment loss due to credit loss	311,661	586,720
Loss on other provisions	76,101	171,114
Retirement benefit	133,055	129,699
Depreciation and amortization	583,994	398,713
Net loss on foreign currency translation	93,795	357,877
Loss on derivatives (designated for hedge)	61,601	20,746
Loss on fair value hedge	1,947	91,251
Loss on investments in joint ventures and associates	10,877	16,974
Loss on disposal of premises and equipment, intangible assets and other assets	2,933	1,736
Impairment loss on premises and equipment, intangible assets and other assets	641	8,429

	1,324,762	1,783,794

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	—	162,056
Gain on financial assets at FVTOCI	47,111	19,212
Gain on other provisions	700	353
Gain on derivatives (designated for hedge)	61,060	102,540
Gain on fair value hedge	72,926	4,767
Gain on investments in joint ventures and associates	128,193	50,909
Gain on disposal of premises and equipment, intangible assets and other assets	46,322	6,549
Reversal of impairment loss on premises and equipment, intangible assets and other assets	92	87
Other income	27,560	9,351

	383,964	355,824

Changes in operating assets and liabilities:
Financial instruments at FVTPL	335,653	(428,484)
Loans and other financial assets at amortized cost	(30,993,726)	(14,528,362)
Other assets	(854,651)	(118,168)
Deposits due to customers	17,717,378	13,688,884
Provisions	(18,087)	(169,146)
Net defined benefit liability	(63,224)	(68,569)
Other financial liabilities	9,002,391	485,840
Other liabilities	57,070	40,249

	(4,817,196)	(1,097,756)

Interest income received	7,059,836	7,329,781
Interest expense paid	(2,252,858)	(3,101,429)
Dividends received	241,698	99,269
Income tax paid	(543,381)	(323,310)

Net cash inflow (outflow) from operating activities	(1,570,181)	1,516,926

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2021 AND 2020 (UNAUDITED) (CONTINUED)

	For the nine-month periods ended September 30
	2021	2020

	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Net increase in derivatives designated for hedging purpose	—	491
Disposal of financial instruments at FVTPL	7,004,991	4,969,738
Disposal of financial assets at FVTOCI	17,653,915	15,843,334
Redemption of securities at amortized cost	3,798,270	4,148,133
Disposal of investments in joint ventures and associates	152,802	36,162
Disposal of investment properties	—	356
Disposal of premises and equipment	2,804	17,221
Disposal of intangible assets	354	611
Disposal of assets held for sale	84,979	180
Net decrease of other assets	65,273	—

	28,763,388	25,016,226

Cash out-flows from investing activities:
Acquisition of financial instruments at FVTPL	9,323,090	6,007,849
Acquisition of financial assets at FVTOCI	20,220,223	17,747,437
Acquisition of securities at amortized cost	3,486,036	1,712,770
Acquisition of investments in joint ventures and associates	231,191	327,295
Acquisition of investment properties	—	2,432
Acquisition of premises and equipment	81,299	90,450
Acquisition of intangible assets	102,223	88,294
Net increase of other assets	—	2,671

	33,444,062	25,979,198

Net cash outflow from investing activities	(4,680,674)	(962,972)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	2,847,174	3,661,819
Issuance of debentures	23,228,492	15,295,688
Net increase of other liabilities	3,364	2,704
Issuance of hybrid securities	199,452	698,277
Capital increase of non-controlling interests	1,623	—
Net increase in non-controlling interests liabilities	8,416	—

	26,288,521	19,658,488

Cash out-flows from financing activities:
Net decrease in derivatives designated for hedging purpose	172	15,943
Redemption of debentures	18,588,699	16,217,533
Redemption of lease liabilities	133,302	151,688
Issuance cost of new stocks	140	—
Acquisition of treasury stocks	3,757	—
Dividends paid	368,357	505,587
Redemption of hybrid securities	587,650	598,850
Dividends paid to hybrid securities	149,058	153,299
Dividends paid to non-controlling interest	9,382	2,062
Changes in non-controlling interests	81,410	—
Paid-in capital decrease on non-controlling interests	—	13

	19,921,927	17,644,975

Net cash inflow from financing activities	6,366,594	2,013,513

Net increase in cash and cash equivalents	115,739	2,567,467
Cash and cash equivalents, beginning of the period	9,990,983	6,392,566
Effects of exchange rate changes on cash and cash equivalents	969,357	(145,789)

Cash and cash equivalents, end of the period (Note 6)	11,076,079	8,814,244

The accompanying notes are part of this consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2021 AND 2020 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Parent company” or the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,640,303 million Won as of September 30, 2021 while the Korea Deposit Insurance Corp. (“KDIC”), the Parent company’s largest shareholder, owns 110,159,443 shares (15.13%) of the Parent company’s stocks issued. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Group acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Group additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent Company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

(2)	Details of the Parent company and subsidiaries (hereinafter referred to the “Group”) as of September 30, 2021 and December 31, 2020 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2021	December 31, 2020
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	September 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Financial Capital Co., Ltd.	Finance	100.0	76.8	Korea	September 30
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	September 30
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	September 30
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	September 30
Woori Savings Bank (*7)	Savings bank	100.0	—	Korea	September 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	September 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	September 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	September 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	September 30
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	September 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	September 30
Woori Bank China Limited	Finance	100.0	100.0	China	September 30
AO Woori Bank	Finance	100.0	100.0	Russia	September 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	83.5	79.9	Indonesia	September 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	September 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	September 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	September 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	September 30
WB Finance Co., Ltd. (*1)	Finance	100.0	100.0	Cambodia	September 30
Woori Bank Europe	Finance	100.0	100.0	Germany	September 30
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	September 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	September 30
Hermes STX Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	-
BWL First Co., LLC (*5)	Asset securitization	—	0.0	Korea	-
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Uri QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Uri Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Uri Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	-
Woori Dream 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	-
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Sinnonhyeon 1st Inc. (*5)	Asset securitization	—	0.0	Korea	-

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2021	December 31, 2020
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Uri S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Uri Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HJ 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	-
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Uri K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori QSell 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	-
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	September 30
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
Woori Hchemical 1st Co.,Ltd (*2)	Asset securitization	0.0	—	Korea	September 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.5	98.5	Korea	September 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	September 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	September 30
Igis Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	September 30
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	September 30
Woori G Japan Investment Trust No. 1-2 (*3)	Securities investment and others	98.8	98.8	Korea	September 30
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	September 30
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.2	97.2	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2021	December 31, 2020
WooriG Japan Blind Private Placement Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.7	—	Korea	September 30
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	September 30
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	September 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	September 30
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	September 30
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	0.5	Korea	-
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	September 30
Held by Woori Financial Capital Co., Ltd.
Woori Savings Bank (*5)	Savings bank	—	100.0	Korea	-
ACE Auto Invest the 46th Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	1.0	Korea	-
ACE Auto Invest the 47th Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	1.0	Korea	-
ACE Auto Invest the 48th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	September 30
ACE Auto Invest the 49th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	September 30
Specified Money Market Trust (*5)	Trust	—	100.0	Korea	-
Held by Woori Investment Bank Co., Ltd.
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2021	December 31, 2020
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	September 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	September 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	September 30
One Punch Korea the 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
One Punch blue the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
One Punch red the 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	September 30
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*5)	Securities investment and others	—	99.6	Korea	-
Woori China Convertible Bond Master Fund (debt-oriented hybrid) (*5)(*8)	Securities investment and others	—	34.5	Korea	-
Woori Yellow Chip High Yield Strategic Allocation 1 (FOF) (*5)	Securities investment and others	—	89.8	Korea	-
Woori Together TDF 2025 (*3)	Securities investment and others	36.5	47.6	Korea	September 30
Woori Together TDF 2030 (*3)	Securities investment and others	37.2	47.4	Korea	September 30
Woori Together TDF 2035 (*3)	Securities investment and others	58.4	47.8	Korea	September 30
Woori Together TDF 2040 (*3)	Securities investment and others	58.1	48.8	Korea	September 30
Woori Together TDF 2045 (*3)	Securities investment and others	68.5	47.7	Korea	September 30
Woori Together TDF 2050 (*3)	Securities investment and others	66.5	87.0	Korea	September 30
Woori Star50 Feeder Fund(H) (*3)	Securities investment and others	44.7	—	Korea	September 30
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	37.9	22.2	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	September 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2021	December 31, 2020
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
WooriG GP Commitment Loan Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	50.0	Korea	September 30
WooriG Equity Bridge Loan Professional Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	—	Korea	September 30
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G Private Placement Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	September 30
Held by Woori bank (*6)
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 1 (*3)	Securities investment and others	92.6	92.6	Korea	September 30
Woori G Private Placement Real Estate Investment Trust No.1[USD] (*3)	Securities investment and others	80.0	80.0	Korea	September 30
WooriG Global Mid-market Secondaries Private Placement Investment Trust No.1 (EUR) (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	—	Korea	September 30
Held by Woori Financial Capital Co., Ltd.
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	September 30
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 and Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	September 30, 2021	December 31, 2020
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	September 30

(*1)	The entity was merged with WB Finance Co., Ltd., which is a second-tier subsidiary, during prior period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of September 30, 2021.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

During March 2021, the Company acquired a 100% equity of Woori Financial Savings Bank from the company’s subsidiary Woori Financial Capital Co., Ltd. which makes a business combination under the same control. For business combinations under the same control, the company accounts the business combination in the carrying amount method, and the assets and liabilities transferred are measured at the carrying amount included in the consolidated financial statements. The amounts of assets and liabilities transferred due to the business combination are 1,119,371 million won and 1,084,771 million won, respectively.

(*8)	As a master-feeder fund, the equity ratio is the equity of the subsidiary in parent fund.

(3)	The Group has not consolidated the following entities as of September 30, 2021 and December 31, 2020 despite having more than 50% ownership interest:

	As of September 30, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2
Kiwoom-Harmony Private Placement Investment Trust No.2 (*)	Korea	Securities Investment	97.0
Kiwoom-Harmony Private Placement Investment Trust No.1 (*)	Korea	Securities Investment	95.7
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*)	Korea	Securities Investment	99.7
JB Airline Professional investor type private placement fund 8 (*)	Korea	Securities Investment	96.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*)	Korea	Securities Investment	51.0
Kiwoom Bright Light Professional Private Investment Trust (*)	Korea	Securities Investment	50.0
Consus GyeongJuGreen Specialized Private Special Asset Investment Trust 1 (*)	Korea	Securities Investment	50.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2
Kiwoom-Harmony Private Placement Investment Trust No.2 (*)	Korea	Securities Investment	96.3
Kiwoom-Harmony Private Placement Investment Trust No.1 (*)	Korea	Securities Investment	95.7
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.3

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared based on their consolidated financial statements (Unit: Korean Won in millions):

	As of September 30, 2021		For the nine-month period ended September 30, 2021
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	408,422,792	384,051,547	19,703,102	1,986,718	2,191,520
Woori Card Co., Ltd.	13,572,392	11,342,429	1,157,398	174,617	180,223
Woori Financial Capital Co., Ltd.	9,392,491	8,416,294	658,701	128,672	130,242
Woori Investment Bank Co., Ltd.	5,038,916	4,452,323	232,260	66,488	66,455
Woori Asset Trust Co., Ltd.	231,233	70,492	67,406	32,670	32,649
Woori Asset Management Corp.	142,019	22,461	23,480	6,456	6,509
Woori Savings Bank	1,366,945	1,146,808	57,512	13,845	13,443
Woori Credit Information Co., Ltd.	40,462	9,015	27,677	984	981
Woori Fund Service Co., Ltd.	20,649	2,101	11,431	2,532	2,532
Woori Private Equity Asset Management Co., Ltd.	40,635	1,876	3,091	2,794	2,734
Woori Global Asset Management Co., Ltd.	35,151	7,174	9,114	(151)	(151)
Woori FIS Co., Ltd.	94,590	66,929	192,558	(10,066)	(10,242)
Woori Finance Research Institute Co., Ltd.	6,262	2,716	5,115	15	4

	As of December 31, 2020		For the nine-month period ended September 30, 2020
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	374,310,415	350,790,158	17,760,315	1,158,642	1,147,932
Woori Card Co., Ltd.	11,366,596	9,312,986	1,014,678	107,412	96,260
Woori Financial Capital Co., Ltd. (*)	8,880,117	8,053,840	—	—	—
Woori Investment Bank Co., Ltd.	4,332,474	3,803,594	194,798	50,143	50,075
Woori Asset Trust Co., Ltd.	185,634	56,396	56,790	27,270	27,238
Woori Asset Management Corp.	136,460	23,411	17,764	5,156	4,743
Woori Credit Information Co., Ltd.	40,860	9,830	30,152	1,738	1,579
Woori Fund Service Co., Ltd.	18,957	2,172	9,839	1,883	1,883
Woori Private Equity Asset Management Co., Ltd.	38,035	2,009	3,548	(91)	(120)
Woori Global Asset Management Co., Ltd.	37,935	9,807	7,482	(1,157)	(1,157)
Woori FIS Co., Ltd.	97,479	59,577	192,206	4,093	3,959
Woori Finance Research Institute Co., Ltd.	7,232	3,689	4,751	283	277

(*)

Since Woori Financial Capital Co., Ltd. has acquired control after the end of the first half of last year, operating income, profit or loss from the parent company, and total comprehensive income of the parent company have not been prepared.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of September 30, 2021 and December 31, 2020, the Group provides 2,786,452 million Won and 2,547,418 million Won of credit facilities, respectively, for the structured entities mentioned above. As of September 30, 2021 and December 31, 2020, the purchase commitment amounts to 1,299,897 million Won and 854,231 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with Korean IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investments in MMF (Money Market Funds) as of September 30, 2021 and December 31, 2020 are 2,010,810 million Won and 427,375 million Won, respectively, and there are no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings. As of September 30, 2021 and December 31, 2020, the purchase commitment amounts to 3,306,470 million Won and 4,266,319 million Won, respectively.

	September 30, 2021
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	4,712,451	93,790,876	76,697,273	1,409,986
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	508,177	4,636,579	4,351,954	53,370
Financial assets at FVTPL	380,439	5,522	3,860,330	13,045
Financial assets at FVTOCI	39,928	46,710	—	—
Financial assets at amortized cost	87,034	4,580,961	39,960	40,325
Investments in joint ventures and associates	—	—	451,664	—
Derivative assets	776	3,386	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	718	1,293	—	2,444
Other liabilities(provisions)	718	1,293	—	2,444
The maximum exposure to risks	723,142	5,666,206	4,357,991	112,635
Investment assets	508,177	4,636,579	4,351,954	53,370
Credit facilities and others	214,965	1,029,627	6,037	59,265
Loss recognized on unconsolidated structured entities	44	4,020	37,948	200

	December 31, 2020
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	3,900,254	69,010,369	44,629,638	76,772
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	648,700	4,291,535	3,350,605	22,402
Financial assets at FVTPL	374,231	167,271	2,922,716	—
Financial assets at FVTOCI	163,808	41,378	—	—
Financial assets at amortized cost	109,008	4,072,321	39,955	22,402
Investments in joint ventures and associates	—	5,958	387,902	—
Derivative assets	1,653	4,607	32	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	130	963	—	400
Other liabilities(provisions)	130	963	—	400
The maximum exposure to risks	970,628	5,366,037	3,438,924	65,722
Investment assets	648,700	4,291,535	3,350,605	22,402
Credit facilities and others	321,928	1,074,502	88,319	43,320
Loss recognized on unconsolidated structured entities	—	6,079	25,454	2,363

(7)

As of September 30, 2021 and December 31, 2020, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests that are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	September 30, 2021	December 31, 2020
Woori Bank (*)	2,555,166	3,105,070
Woori Financial Capital Co., Ltd.	—	166,369
Woori Investment Bank Co., Ltd.	246,374	222,289
Woori Asset Trust Co., Ltd.	58,692	49,738
Woori Asset Management Corp	33,275	31,369
PT Bank Woori Saudara Indonesia 1906 Tbk	86,611	79,890
Wealth Development Bank	20,642	19,521

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the nine-month periods ended September 30
	2021	2020
Woori Bank (*)	100,158	118,659
Woori Financial Capital Co., Ltd.	17,948	—
Woori Investment Bank Co., Ltd.	27,709	20,329
Woori Asset Trust Co., Ltd.	9,326	7,556
Woori Asset Management Corp	1,892	1,290
PT Bank Woori Saudara Indonesia 1906 Tbk	5,990	6,534
Wealth Development Bank	661	588

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the nine-month periods ended September 30
	2021	2020
Woori Bank (*)	100,158	118,659
Woori Financial Capital Co., Ltd.	4,121	—
Woori Investment Bank Co., Ltd.	3,610	—
Woori Asset Trust Co., Ltd	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	1,262	1,669

(*)	Distribution of the hybrid securities issued by Woori Bank

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2020 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2021, the Group has newly applied the following standards and interpretations.

1)

Korean IFRS 1109 ‘Financial Instruments’, Korean IFRS 1039 ‘Financial Instruments: Recognition and Measurement’, Korean IFRS 1107 ‘Financial Instruments: Disclosures’, Korean IFRS 1104 ‘Insurance Contracts’ and Korean IFRS 1116 ‘Lease’; Interest Rate Benchmark Reform-Phase 2

The amendment indicates that the effective interest rate shall be adjusted rather than the carrying amount when changing the interest rate benchmark for financial instruments measured at amortized cost. In addition, it allows hedge accounting to continue without interruption even when changes to interest rate benchmark occur in the hedging relationship.

The Group has applied ‘Interest Rate Benchmark Reform-Phase 2’, which is an amendment to Korean IFRS 1109, 1039, 1107 and 1116, beginning on January 1, 2021. In accordance with the transition provisions, the amendments were applied retrospectively to the hedging relationship and financial instruments.

①	Hedging relationship

The Phase 2 amendments address issues arising from ‘Interest Rate Benchmark Reform-Phase 1’, including when the designation and documentation of hedges should be updated and when alternative rates are permitted as hedged risk.

The Phase 1 amendments include an exceptional regulation that temporarily mitigates the application of specific hedge accounting requirements to hedging relationships directly affected by ‘Interest Rate Benchmark Reform’. Due to this mitigation, ‘Interest Rate Benchmark Reform’ typically does not stop hedge accounting until there is a change of the contract. However, hedge ineffectiveness continues to be recorded in the income statement. It also suggests when the application of these exceptions should end, for instance, exceptional regulation should end when uncertainties due to ‘Interest Rate Benchmark Reform’ no longer appear.

For the period beginning January 1, 2021, the Group has applied the following hedge accounting mitigation provisions provided in the Phase 2 amendments:

Designation of a hedging relationship: When the Phase 1 amendments cause to apply, the Group will reflect the changes required by the Interest Rate Benchmark Reform by amending the formal designation of the hedging relationship as previously documented to make one or more of these changes: will amend the designation of a hedging relationship to reflect the changes required by the Interest Rate Benchmark Reform when there is a change in one or more of the followings:

•	Designating the alternative benchmark rate (contractually or non-contractually specified) as a hedged risk;

•	Amending the description of the hedged item so it refers to the alternative benchmark rate; or

•	Amending the description of the hedging instrument.

The Group will amend the hedging relationship documentation to reflect these amendments by the end of the reporting period during which the changes are made. These amendments do not require the discontinuance of the hedging relationship.

②	Financial instruments measured at amortized cost

For financial instruments measured at amortized cost (including financial assets at FVTOCI-debt instruments), the Phase 2 amendments do not require the financial instrument to recognize gains or losses from the change because the change in the contractual cash flow basis required by the interest rate reform is reflected by adjusting the effective interest rate.

A similar practical expedient exists for lease liabilities. This practical expedient is applicable only to changes required by interest rate indicator reform. When the changes are necessary as a direct result of Interest Rate Benchmark Reform and the new criteria for determining contractual cash flows are economically equivalent to the previous one, it is considered as a required change due to Interest Rate Benchmark Reform.

If some or all of the changes in the instrument’s contractual cash flow calculation criteria do not meet the above criteria, the Group shall first apply the practical expedient to the changes made under the Interest Rate Benchmark Reform and then apply the general financial instrument requirements(In other words, the entity shall determine whether a modification or elimination is made and recognizes immediately in profit or loss any modification on financial instrument which has not been eliminated).

For lease liabilities which basis for determining contractual cash flows is changed, as a practical expedient, the lease liabilities are remeasured at a discount rate that reflects the change in interest rates due to the Interest Rate Benchmark Reform. If an additional lease change is made in addition to the lease changes required by the Interest Rate Benchmark Reform, the general requirements of Korean IFRS 1116 apply to the accounting for all simultaneous lease changes, including those required by the Interest Rate Benchmark Reform.

The details of Woori Bank’s financial instruments that have not completed the conversion to interest rates benchmark at the end of the quarter are as follows: Non-derivative financial instrument is at the carrying amount, while the derivative financial instrument and commitments/financial guarantee is at the nominal amount. (Unit: Korean Won in millions)

	USD(*1)	EUR(*2)	GBP(*2)	JPY(*2)	CHF(*2)	Total
Non-derivative financial assets
Financial assets at FVTOCI	541,594	—	—	—	—	541,594
Financial assets at amortized cost	4,272,245	70,539	189,113	121,579	—	4,653,476

Total	4,813,839	70,539	189,113	121,579	—	5,195,070

Non-derivative financial liabilities
Financial liabilities at amortized cost	575	—	—	—	—	575
Derivative finance
Interest rate related(trading)	22,327,997	—	419,265	684,854	1,268	23,433,384
Currency related(trading)	31,267,195	—	404,945	178,755	—	31,850,895
Interest rate related(hedging)	2,192,065	—	—	—	—	2,192,065

Total	55,787,257	—	824,210	863,609	1,268	57,476,344

Commitments and financial guarantee	2	3,695	—	1,905	—	5,602

(*1)	Financial instruments related to USD Libor (overnight rate, 1, 3, 6, 12month rates) that will be expired before June 30, 2023 are excluded.
(*2)	Financial instruments that are expired before December 31, 2021 are excluded.

2)	Amendments to Korean IFRS 1116 Lease – COVID-19 related rent concession continuously offered after June 30, 2021

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. The scope of the practical expedient has been expanded to reduce lease fees that affect lease payments due on or before June 30, 2022. Lessee should consistently apply practical expedients to contracts with similar characteristics in similar circumstances. Please see Note 40 for the details of the amount recognized in profit or loss during the reporting period to reflect changes in lease payments arising from the rent concession.

(2)	The details of Korean IFRSs that have been issued and published since January 1, 2021 but have not yet reached the effective date are as follows:

1)	Amendments to Korean IFRS 1103 Business Combination – Citation of Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2)	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

3)	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

4)	Annual Improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards- Subsidiaries that are first-time adopters

•	Korean IFRS 1109 Financial Instruments - Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1116 Leases- Lease incentives

•	Korean IFRS 1041 Agriculture - Measuring fair value

5)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2020, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loans. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues, and uncertainties in recovery or deterioration will persist.

The Group will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

<Woori Bank>

The Bank determined that the credit risk of loans affected by the loan deferment has significantly increased; and evaluated that the possibility of default is high. As a result, total loans (Loans, payment guarantees) that are subject to loan deferment and interest deferment amount to 2,039,649 million Won and expected credit loss allowance have increased for 208,026 million Won (199,192 million Won of corporate loan and 8,834 million Won of retail loan).

Total loans (Loans, payment guarantees) that are subject to loan deferment and interest deferment consist of corporate loan of 1,883,460 million Won and retail loan of 156,189 million Won. Among total loans, loans changed its stage from 12-month to lifetime (Stage 2) expected credit losses amount to 1,682,590 million Won, which consist of corporate loan of 1,552,782 million Won and retail loan of 129,808 million Won.

<Woori Card>

Woori Card Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased, and transferred the loss allowance at the amount equivalent to lifetime expected credit loss. As of September 30, 2021, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 7,629 million Won, and the cumulative expected credit loss allowance have increased for 185 million Won.

<Woori Financial Capital Co., Ltd.>

Woori Financial Capital Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased; and evaluated that the possibility of default is high. As a result, as of September 30, 2021, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 5,458 million Won and cumulative expected credit loss allowance have increased for 3,434 million Won.

Management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed consolidated interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2020, except for the methods of estimation used to determine income tax expense.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk, etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management officer (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of September 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

		September 30, 2021	December 31, 2020
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	16,931,922	9,725,719
	Banks	20,441,850	19,493,188
	Corporates	129,369,494	114,131,996
	Consumers	187,181,533	176,755,175

	Sub-total	353,924,799	320,106,078

Financial assets at FVTPL (*2)	Deposit	70,008	48,796
	Debt securities	2,838,985	2,887,097
	Loans	494,004	676,291
	Derivative assets	5,591,590	6,901,742

	Sub-total	8,994,587	10,513,926

Financial assets at FVTOCI	Debt securities	31,833,791	28,948,141
Securities at amortized cost	Debt securities	16,765,018	17,020,839
Derivative assets	Derivative assets (Designated for hedging)	139,315	174,820
Off-balance accounts	Guarantees (*3)	13,108,788	11,809,456
	Loan commitments	115,525,719	112,088,680

	Sub-total	128,634,507	123,898,136

	Total	540,292,017	500,661,940

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of September 30, 2021 and December 31, 2020, the financial guarantee amounts of 4,079,201 million Won and 4,163,382 million Won are included, respectively.

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	331,829,457	5,156,716	3,585,906	246,613	847,765	12,258,342	353,924,799
Securities at amortized cost	16,282,317	200,959	99,170	—	—	182,572	16,765,018
Financial assets at FVTPL	6,966,131	581	1,057,066	209,524	66,903	694,382	8,994,587
Financial assets at FVTOCI	28,436,888	781,153	1,043,386	12,045	23,062	1,537,257	31,833,791
Derivative assets (Designated for hedging)	11,176	—	128,139	—	—	—	139,315
Off-balance accounts	124,801,241	1,067,903	386,480	33,035	53,868	2,291,980	128,634,507

Total	508,327,210	7,207,312	6,300,147	501,217	991,598	16,964,533	540,292,017

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	296,186,751	4,356,747	3,988,304	1,990,490	1,404,670	12,179,116	320,106,078
Securities at amortized cost	16,749,531	—	110,597	—	—	160,711	17,020,839
Financial assets at FVTPL	6,954,630	13,403	1,083,096	493,285	480,760	1,488,752	10,513,926
Financial assets at FVTOCI	25,966,333	608,893	1,092,636	5	5,460	1,274,814	28,948,141
Derivative assets (Designated for hedging)	—	—	165,458	3,740	—	5,622	174,820
Off-balance accounts	119,699,069	1,393,734	399,678	38,389	41,378	2,325,888	123,898,136

Total	465,556,314	6,372,777	6,839,769	2,525,909	1,932,268	17,434,903	500,661,940

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of September 30, 2021 and December 31, 2020 (Unit: Korean Won in millions):

	September 30, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	65,793,141	39,734,576	43,053,886	4,653,633	183,203,901	17,485,662	353,924,799
Securities at amortized cost	420,534	—	7,703,349	271,395	—	8,369,740	16,765,018
Financial assets at FVTPL	82,857	165,253	7,354,789	26,489	3,062	1,362,137	8,994,587
Financial assets at FVTOCI	394,484	272,476	22,988,380	138,040	—	8,040,411	31,833,791
Derivative assets (Designated for hedging)	—	—	139,315	—	—	—	139,315
Off-balance accounts	18,676,507	19,890,100	11,213,057	4,085,021	68,158,095	6,611,727	128,634,507

Total	85,367,523	60,062,405	92,452,776	9,174,578	251,365,058	41,869,677	540,292,017

	December 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	56,627,927	35,933,953	35,450,774	3,493,000	172,116,780	16,483,644	320,106,078
Securities at amortized cost	492,172	6,691	8,926,909	302,225	—	7,292,842	17,020,839
Financial assets at FVTPL	301,296	234,712	8,520,127	32,240	14,619	1,410,932	10,513,926
Financial assets at FVTOCI	475,881	207,903	23,017,149	142,396	—	5,104,812	28,948,141
Derivative assets (Designated for hedging)	—	—	174,820	—	—	—	174,820
Off-balance accounts	18,828,656	21,460,581	12,086,935	4,060,358	62,477,117	4,984,489	123,898,136

Total	76,725,932	57,843,840	88,176,714	8,030,219	234,608,516	35,276,719	500,661,940

②

The detailed industries of financial assets and corporate loans that might get affected by the spread of COVID-19 as of September 30, 2021 and December 31, 2020 are as follows and the industries that can be affected may change by future economic conditions (Unit: Korean Won in millions):

< Woori Bank >

			September 30, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	710,163	46	—
		General wholesale business	751,956	415	—
		Sub-total	1,462,119	461	—
	Accommodation business		1,484,420	625	15,461
	Travel business		52,271	—	—
	Art/sports, leisure service		622,831	1,970	—
	Food business		1,274,617	507	—
	Transportation business		447,021	107	—
	Others		1,046,859	986	—
	Sub-total		6,390,138	4,656	15,461
Manufacturing	Textile		2,651,438	1,154	10,705
	Metal		190,875	114	—
	Non-metal		169,748	27	—
	Chemical		923,530	2,691	—
	Electronics		99,787	108	—
	Others		195,983	—	—
	Sub-total		4,231,361	4,094	10,705

	Total		10,621,499	8,750	26,166

			September 30, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	303,317	1,013,526
		General wholesale business	274,173	1,026,544
	Sub-total		577,490	2,040,070
	Accommodation business		209,941	1,710,447
	Travel business		14,216	66,487
	Art/sports, leisure service		69,186	693,987
	Food business		165,288	1,440,412
	Transportation business		172,761	619,889
	Others		197,970	1,245,815
	Sub-total		1,406,852	7,817,107
Manufacturing	Textile		1,021,192	3,684,489
	Metal		10,429	201,418
	Non-metal		28,337	198,112
	Chemical		700,433	1,626,654
	Electronics		33,222	133,117
	Others		116,567	312,550
	Sub-total		1,910,180	6,156,340

	Total		3,317,032	13,973,447

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,070,789	11,944	5,461
		General wholesale business	1,407,563	3,573	—
		Sub-total	2,478,352	15,517	5,461
	Accommodation business		1,525,157	9,305	5,471
	Travel business		59,858	—	—
	Art/sports, leisure service		1,467,643	17,739	—
	Food business		1,078,832	2,515	—
	Transportation business		395,873	461	8,752
	Education business		367,701	489	—
	Others		1,286,578	2,691	—
	Sub-total		8,659,994	48,717	19,684
Manufacturing	Textile		2,281,344	6,608	6,559
	Metal		1,390,290	47,903	—
	Non-metal		698,478	8,357	—
	Chemical		1,819,207	19,161	—
	Transportation		3,268,095	2,060	—
	Electronics		1,424,297	19,280	—
	Cosmetics		323,231	217	—
	Others		368,123	277	—
	Sub-total		11,573,065	103,863	6,559

	Total		20,233,059	152,580	26,243

			December 31, 2020
			Off-balance accounts	Total
Service business	Distribution business	General retail business	897,101	1,985,295
		General wholesale business	483,360	1,894,496
	Sub-total		1,380,461	3,879,791
	Accommodation business		152,059	1,691,992
	Travel business		21,350	81,208
	Art/sports, leisure service		114,388	1,599,770
	Food business		135,680	1,217,027
	Transportation business		193,578	598,664
	Education business		48,064	416,254
	Others		318,641	1,607,910
	Sub-total		2,364,221	11,092,616
Manufacturing	Textile		1,064,005	3,358,516
	Metal		1,581,887	3,020,080
	Non-metal		377,506	1,084,341
	Chemical		3,233,405	5,071,773
	Transportation		2,183,616	5,453,771
	Electronics		1,789,605	3,233,182
	Cosmetics		54,518	377,966
	Others		1,483,551	1,851,951
	Sub-total		11,768,093	23,451,580

	Total		14,132,314	34,544,196

< Woori Card Co., Ltd. >

	September 30, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	2,143	—	—	15,713	17,856
Travel business	2,332	—	—	20,822	23,154
Aviation	1,176	—	—	3,853	5,029
Cosmetics industry	3,092	—	—	12,008	15,100
Distribution business	9,487	—	—	47,699	57,186
Food industry	29,619	—	—	134,800	164,419
Art/sports, leisure service	9,428	—	—	49,061	58,489

Total	57,277	—	—	283,956	341,233

	December 31, 2020
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	4,959	—	—	12,315	17,274
Travel business	2,175	—	—	25,367	27,542
Aviation	479	—	—	4,179	4,658
Cosmetics industry	2,462	—	—	13,376	15,838
Distribution business	8,050	—	—	44,354	52,404
Food industry	33,084	—	—	163,711	196,795
Art/sports, leisure service	6,156	—	—	51,962	58,118

Total	57,365	—	—	315,264	372,629

<Woori Financial Capital Co., Ltd.>

			September 30, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	19,807	—	—
		General wholesale business	74,513	—	—
		Sub-total	94,320	—	—
	Accommodation business		1,867	—	—
	Travel business		14	—	—
	Art/sports, leisure service		2,174	—	—
	Food business		31,826	—	—
	Transportation business		152,412	—	—
	Education business		5,628	—	—
	Others		26,155	—	—
	Sub-total		314,396	—	—
Manufacturing	Textile		1,313	—	—
	Metal		5,098	—	—
	Non-metal		1,260	—	—
	Chemical		311	—	—
	Transportation		791	—	—
	Electronics		7,209	—	—
	Cosmetics		1,236	—	—
	Others		195,957	—	—
	Sub-total		213,175	—	—
Total COVID-19 vulnerable business			527,571	—	—
Other business	Others		6,806,295	20,100	—

	Total		7,333,866	20,100	—

			September 30, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	19,807
		General wholesale business	—	74,513
	Sub-total		—	94,320
	Accommodation business		—	1,867
	Travel business		—	14
	Art/sports, leisure service		—	2,174
	Food business		—	31,826
	Transportation business		—	152,412
	Education business		—	5,628
	Others		172,142	198,297
	Sub-total		172,142	486,538
Manufacturing	Textile		—	1,313
	Metal		—	5,098
	Non-metal		—	1,260
	Chemical		—	311
	Transportation		—	791
	Electronics		—	7,209
	Cosmetics		—	1,236
	Others		2,811	198,768
	Sub-total		2,811	215,986
Total COVID-19 vulnerable business			174,953	702,524
Other business	Others		685,459	7,511,854

	Total		860,412	8,214,378

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	8,978	—	—
		General wholesale business	57,587	—	—
		Sub-total	66,565	—	—
	Accommodation business		6,292	—	—
	Travel business		1,293	—	—
	Art/sports, leisure service		615	—	—
	Food business		21,774	—	—
	Transportation business		28,270	—	—
	Education business		1,132	—	—
	Others		365,860	27,364	—
	Sub-total		491,801	27,364	—
Manufacturing	Textile		29,415	—	—
	Metal		17,963	—	—
	Non-metal		4,780	—	—
	Chemical		2,501	—	—
	Transportation		52,514	—	—
	Electronics		12,665	—	—
	Others		5,335	—	—
	Sub-total		125,173	—	—
Total COVID-19 vulnerable business			616,974	27,364	—
Other business	Others		6,202,754	225,078	—

	Total		6,819,728	252,442	—

			December 31, 2020
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	8,978
		General wholesale business	—	57,587
	Sub-total		—	66,565
	Accommodation business		—	6,292
	Travel business		—	1,293
	Art/sports, leisure service		—	615
	Food business		—	21,774
	Transportation business		—	28,270
	Education business		—	1,132
	Others		38,681	431,905
	Sub-total		38,681	557,846
Manufacturing	Textile		—	29,415
	Metal		3,365	21,328
	Non-metal		—	4,780
	Chemical		—	2,501
	Transportation		—	52,514
	Electronics		—	12,665
	Others		—	5,335
	Sub-total		3,365	128,538
Total COVID-19 vulnerable business			42,046	686,384
Other business	Others		333,766	6,761,598

	Total		375,812	7,447,982

< Woori Investment Bank Co., Ltd. >

	September 30, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	57,433	—	—	—	57,433
Distribution business	13,430	—	—	—	13,430
Food business	9,995	—	—	—	9,995
Art/sports, leisure service	29,766	—	—	—	29,766

Total	110,624	—	—	—	110,624

	December 31, 2020
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	44,900	—	—	—	44,900
Distribution business	15,716	20,000	—	—	35,716
Art/sports, leisure service	28,000	—	—	—	28,000

Total	88,616	20,000	—	—	108,616

3)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of September 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	September 30, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	308,915,878	22,890,347	11,936,553	10,711,236	1,358,668	355,812,682	(1,887,883)	353,924,799
Korean treasury and government agencies	16,923,904	12,200	—	—	—	16,936,104	(4,183)	16,931,921
Banks	19,966,000	398,103	55,974	—	35,753	20,455,830	(13,980)	20,441,850
Corporates	107,367,693	16,015,840	2,163,098	4,280,692	667,307	130,484,830	(1,115,335)	129,369,495
General business	69,081,034	8,858,188	1,658,075	2,897,647	486,873	82,981,817	(827,314)	82,154,503
Small- and medium-sized enterprise	32,076,442	6,578,749	505,023	1,369,712	155,973	40,685,899	(258,039)	40,427,860
Project financing and others	6,210,217	578,903	—	13,333	14,661	6,817,114	(29,982)	6,787,132
Consumers	164,658,281	6,464,204	9,717,481	6,430,544	665,408	187,935,918	(754,385)	187,181,533
Securities at amortized cost	16,769,626	—	—	—	—	16,769,626	(4,608)	16,765,018
Financial assets at FVTOCI (*3)	31,619,890	213,901	—	—	—	31,833,791	(10,384)	31,833,791

Total	357,305,394	23,104,248	11,936,553	10,711,236	1,358,668	404,416,099	(1,902,875)	402,523,608

	September 30, 2021
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	204,286,689	17,672,621	641,925	222,601,235
Korean treasury and government agencies	19,173	—	—	19,173
Banks	1,255,291	—	—	1,255,291
Corporates	73,616,860	4,605,646	353,337	78,575,843
General business	40,160,779	3,130,103	256,548	43,547,430
Small- and medium-sized enterprise	30,293,886	1,475,543	93,371	31,862,800
Project financing and others	3,162,195	—	3,418	3,165,613
Consumers	129,395,365	13,066,975	288,588	142,750,928
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	204,286,689	17,672,621	641,925	222,601,235

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	278,729,012	21,249,885	10,356,251	10,143,839	1,623,276	322,102,263	(1,996,185)	320,106,078
Korean treasury and government agencies	9,674,891	1,063	52,279	—	—	9,728,233	(2,514)	9,725,719
Banks	19,301,570	105,890	75,876	—	25,598	19,508,934	(15,745)	19,493,189
Corporates	93,889,922	14,873,376	1,890,564	3,860,389	839,234	115,353,485	(1,221,491)	114,131,994
General business	61,082,336	9,013,955	1,349,053	2,585,868	576,078	74,607,290	(869,744)	73,737,546
Small- and medium-sized enterprise	27,504,992	5,415,312	538,909	1,207,706	227,003	34,893,922	(304,077)	34,589,845
Project financing and others	5,302,594	444,109	2,602	66,815	36,153	5,852,273	(47,670)	5,804,603
Consumers	155,862,629	6,269,556	8,337,532	6,283,450	758,444	177,511,611	(756,435)	176,755,176
Securities at amortized cost	17,025,405	—	—	—	—	17,025,405	(4,566)	17,020,839
Financial assets at FVTOCI (*3)	28,789,281	158,860	—	—	—	28,948,141	(9,631)	28,948,141

Total	324,543,698	21,408,745	10,356,251	10,143,839	1,623,276	368,075,809	(2,010,382)	366,075,058

	December 31, 2020
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	187,731,443	15,677,871	696,709	204,106,023
Korean treasury and government agencies	19,280	—	—	19,280
Banks	1,003,971	—	—	1,003,971
Corporates	62,817,305	3,963,101	400,340	67,180,746
General business	35,578,470	2,670,480	271,815	38,520,765
Small- and medium-sized enterprise	25,404,002	1,290,941	118,265	26,813,208
Project financing and others	1,834,833	1,680	10,260	1,846,773
Consumers	123,890,887	11,714,770	296,369	135,902,026
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	187,731,443	15,677,871	696,709	204,106,023

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,695,106	1,060,776	37,107	241,484	74,315	13,108,788
Loan Commitments	109,300,427	3,020,683	2,216,249	983,980	4,380	115,525,719

Total	120,995,533	4,081,459	2,253,356	1,225,464	78,695	128,634,507

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2020
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	10,152,900	1,382,592	11,504	191,962	70,498	11,809,456
Loan Commitments	105,108,967	4,045,595	1,951,649	977,185	5,284	112,088,680

Total	115,261,867	5,428,187	1,963,153	1,169,147	75,782	123,898,136

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

For the nine-month period ended September 30, 2021 and for the year ended December 31, 2020, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1-day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Bank for the nine-month period September 30, 2021 and for the year ended December 31, 2020, and the VaR of the Bank as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	For the nine-month period ended September 30, 2021			December 31, 2020	For the year ended December 31, 2020
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,462	4,710	14,017	2,405	6,815	7,959	15,065	2,427
Stock price	3,177	3,372	6,423	1,609	2,283	5,783	14,394	1,982
Foreign currencies	6,049	7,007	13,144	4,747	11,160	8,814	11,233	4,613
Diversification	(4,913)	(7,536)	(19,753)	(3,627)	(11,087)	(11,175)	(18,796)	(3,452)

Total VaR(*)	8,775	7,553	13,831	5,134	9,171	11,381	21,896	5,570

(*)	VaR (Value at Risk): Retention period of 1-day, Maximum expected losses under 99% level of confidence.

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of the end of September 30, 2021 and December 31, 2020 are as follows(Unit: Korean Won in millions):

	September 30, 2021		December 31, 2020 (*3)
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	897,794	92,473	634,596	66,138
Woori Card Co., Ltd.	121,785	42,756	—	—
Woori Financial Capital Co., Ltd.	52,287	2,984	—	—
Woori Investment Bank Co., Ltd.	10,708	19,235	—	—
Woori Asset Trust Co., Ltd.	787	1,175	—	—
Woori Asset Management Corp.	1,452	316	—	—
Woori Savings Bank	12,627	1,100	—	—
Woori Private Equity Asset Management Co., Ltd.	1,234	111	—	—
Woori Global Asset Management Co., Ltd.	329	86	—	—

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
(*3)	As of December 31, 2020, for the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank, EVE and NII were not calculated.

For the remaining subsidiaries except the Bank, consolidated trusts, and consolidated subsidiaries of the Bank as of December 31, 2020, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

	December 31, 2020
	EaR (*1)	VaR (*2)
Woori Card Co., Ltd.	106,645	157,085
Woori Financial Capital Co., Ltd.	3,701	12,550
Woori Investment Bank Co., Ltd.	1,479	5,005
Woori Asset Trust Co., Ltd.	3,211	398
Woori Asset Management Corp.	64	493
Woori Private Equity Asset Management Co., Ltd.	193	37
Woori Global Asset Management Co., Ltd.	119	318

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	198,542,199	55,394,839	17,205,450	13,679,303	63,061,244	4,646,143	352,529,178
Financial assets at FVTPL	2,282,285	73,359	52,560	51,360	256,243	13,543	2,729,350
Financial assets at FVTOCI	3,550,729	3,239,742	3,242,889	3,263,012	18,592,783	568,444	32,457,599
Securities at amortized cost	2,299,606	1,098,739	891,626	809,738	10,691,877	1,729,352	17,520,938

Total	206,674,819	59,806,679	21,392,525	17,803,413	92,602,147	6,957,482	405,237,065

Liability:
Deposits due to customers	143,262,990	52,815,905	34,396,086	19,571,954	61,639,384	59,226	311,745,545
Borrowings	12,406,365	3,146,913	1,965,136	1,349,673	5,218,660	457,965	24,544,712
Debentures	3,711,238	2,722,579	4,183,305	5,276,790	24,748,093	3,363,933	44,005,938

Total	159,380,593	58,685,397	40,544,527	26,198,417	91,606,137	3,881,124	380,296,195

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	177,214,415	54,035,826	12,410,513	11,140,520	64,799,854	5,170,572	324,771,700
Financial assets at FVTPL	609,542	263,510	91,791	94,879	150,148	13,239	1,223,109
Financial assets at FVTOCI	4,344,718	3,339,086	3,751,882	2,915,238	14,648,033	473,124	29,472,081
Securities at amortized cost	1,372,094	1,471,309	933,715	1,869,352	11,080,632	1,018,002	17,745,104

Total	183,540,769	59,109,731	17,187,901	16,019,989	90,678,667	6,674,937	373,211,994

Liability:
Deposits due to customers	127,557,303	46,471,099	35,455,403	29,354,652	52,395,811	50,655	291,284,923
Borrowings	11,223,338	2,832,846	1,126,728	949,892	3,828,384	452,495	20,413,683
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,026	39,224,735

Total	142,026,874	52,700,372	40,511,477	33,800,459	78,123,983	3,760,176	350,923,341

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of September 30, 2021 and December 31, 2020 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		September 30, 2021
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	4,837	5,731,268	32,544	344,378	2,032	371,987	154	211,508	880,454	7,539,595
	Loans and other financial assets at amortized cost	25,252	29,920,897	147,739	1,564,122	21,398	3,916,550	2,063	2,834,538	6,192,233	44,428,340
	Financial assets at FVTPL	430	510,710	16,964	179,511	—	—	395	542,262	115,501	1,347,984
	Financial assets at FVTOCI	2,656	3,146,995	—	—	4,235	775,180	32	43,729	757,532	4,723,436
	Securities at amortized cost	310	356,280	—	—	1,098	201,042	29	40,199	138,847	736,368

Total		33,476	39,666,150	197,247	2,088,011	28,763	5,264,759	2,673	3,672.236	8,084,567	58,775,723

Liability	Financial liabilities at FVTPL	321	380,491	25,674	271,672	—	—	234	322,141	357,401	1,331,705
	Deposits due to customers	19,243	22,801,541	224,451	2,375,105	24,382	4,462,642	1,611	2,214,181	4,226,552	36,080,021
	Borrowings	5,325	6,309,751	16,300	173,253	482	88,137	404	555,034	2,008,281	9,134,456
	Debentures	3,614	4,281,680	—	—	—	—	—	—	339,413	4,621,093
	Other financial liabilities	2,391	2,833,489	6,247	66,102	2,761	505,396	150	205,858	557,071	4,167,916

Total		30,894	36,606,952	272,672	2,886,132	27,625	5,056,175	2,399	3,297,214	7,488,718	55,335,191

Off-balance accounts		7,896	9,355,534	33,855	360,539	2,882	527,452	585	803,525	1,472,453	12,519,503

		December 31, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,584	6,074,879	22,832	240,710	4,580	764,686	115	154,154	501,900	7,736,329
	Loans and other financial assets at amortized cost	21,687	23,595,957	172,782	1,821,554	24,230	4,045,435	2,001	2,678,382	4,857,438	36,998,766
	Financial assets at FVTPL	280	304,146	18,855	198,781	73	11,989	248	332,182	88,745	935,843
	Financial assets at FVTOCI	2,741	2,981,832	—	—	2,601	434,258	37	49,789	565,893	4,031,772
	Securities at amortized cost	319	347,570	—	—	—	—	34	45,197	115,534	508,301

Total		30,611	33,304,384	214,469	2,261,045	31,484	5,256,368	2,435	3,259,704	6,129,510	50,211,011

Liability	Financial liabilities at FVTPL	426	463,678	14,493	152,792	—	—	158	211,525	115,429	943,424
	Deposits due to customers	16,664	18,130,448	220,153	2,320,983	26,733	4,463,300	1,532	2,050,400	3,443,631	30,408,762
	Borrowings	5,657	6,154,464	48,446	510,750	—	—	590	789,955	697,234	8,152,403
	Debentures	3,973	4,322,800	—	—	—	—	—	—	444,711	4,767,511
	Other financial liabilities	2,381	2,590,147	6,705	70,690	1,853	309,319	64	85,553	193,128	3,248,837

Total		29,101	31,661,537	289,797	3,055,215	28,586	4,772,619	2,344	3,137,433	4,894,133	47,520,937

Off-balance accounts		7,441	8,095,297	24,992	263,478	3,007	502,106	533	712,846	556,988	10,130,715

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a) Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	70,299	10,886	40,848	258,976	—	—	381,009
Deposits due to customers	220,650,535	37,376,889	21,872,765	22,538,199	9,398,617	1,966,082	313,803,087
Borrowings	9,839,653	3,074,610	3,174,290	2,225,735	5,727,479	507,529	24,549,296
Debentures	3,711,238	2,722,579	4,183,305	5,276,790	24,748,093	3,363,933	44,005,938
Lease liabilities	45,190	36,837	47,279	25,265	162,739	40,555	357,865
Other financial liabilities	16,339,617	73,427	35,558	10,624	665,282	1,679,430	18,803,938

Total	250,656,532	43,295,228	29,354,045	30,335,589	40,702,210	7,557,529	401,901,133

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	64,183	135,232	42,418	112,102	—	—	353,935
Deposits due to customers	191,660,253	34,349,298	25,213,410	31,144,452	9,230,904	1,793,143	293,391,460
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,551	40,809	34,761	201,113	34,780	409,443
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	213,305,895	40,520,357	30,950,767	36,664,937	35,960,535	7,691,299	365,093,790

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	70,299	10,886	40,848	258,976	—	—	381,009
Deposits due to customers	226,798,660	38,143,806	20,569,435	19,393,811	8,134,059	381,684	313,421,455
Borrowings	9,839,653	3,074,610	3,174,290	2,225,735	5,727,479	507,529	24,549,296
Debentures	3,711,238	2,722,579	4,183,305	5,276,790	24,748,093	3,363,933	44,005,938
Lease liabilities	45,508	38,228	48,031	25,620	167,940	42,033	367,360
Other financial liabilities	16,339,617	73,427	35,558	10,624	665,282	1,679,430	18,803,938

Total	256,804,975	44,063,536	28,051,467	27,191,556	39,442,853	5,974,609	401,528,996

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	68,909	131,496	41,428	112,102	—	—	353,935
Deposits due to customers	199,931,480	35,912,096	23,924,403	25,477,917	7,582,278	105,413	292,933,587
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,894	40,949	35,074	208,125	36,950	419,421
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	221,581,848	42,079,762	29,660,910	30,998,715	34,318,921	6,005,739	364,645,895

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2021	Cash flow risk hedge	617	(88)	(103)	(179)	(297)	(4,332)	(4,382)
	Fair value risk hedge	309	(1,525)	380	(1,507)	15,607	—	13,264
	Trading purpose	5,353,143	—	—	—	—	—	5,353,143
December 31, 2020	Cash flow risk hedge	2,655	6,004	515	239	55,744	—	65,157
	Fair value risk hedge	255	(302)	233	(287)	126	—	25
	Trading purpose	6,460,472	—	—	—	—	—	6,460,472

4)	Maturity analysis of off-balance accounts (Guarantees loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Guarantees	13,108,788	11,809,456
Loan commitments	115,525,719	112,088,680
Other commitments	3,811,214	4,933,086

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches”(AMA) based on self-compliance verification and independent third-party inspection results.

2)	Operational risk measurement

The Group is applying the basic indicator method for the purpose of calculating the regulatory capital of operation risk, and the Bank is applying the advanced measurement method. The Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits, financial services and other relevant services for customers of Woori Bank
Credit card	Credit card, cash services, card loans and other relevant services of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing and other relevant services of Woori Financial Capital Co., Ltd.
Investment banking	Securities operation, sale of financial instruments, project financing and other related services for comprehensive financing of Woori Investment Bank Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Savings Bank, Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute

(2) The details of income (expense) by each segment are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	3,747,793	449,944	227,004	79,057	19,916	4,523,714	565,157	5,088,871
Non-interest income(expense)	1,315,502	47,787	68,095	40,846	991,182	2,463,412	(1,372,173)	1,091,239
Impairment losses due to credit loss	(72,200)	(102,945)	(50,486)	3,160	(7,531)	(230,002)	(81,659)	(311,661)
General and administrative expense	(2,403,110)	(157,164)	(71,142)	(35,972)	(322,198)	(2,989,586)	196,745	(2,792,841)
Net operating income(expense)	2,587,985	237,622	173,471	87,091	681,369	3,767,538	(691,930)	3,075,608

Non-operating income(expense)	74,518	(4,275)	(15,529)	(179)	3,435	57,970	19,152	77,122

Net income(expense) before tax	2,662,503	233,347	157,942	86,912	684,804	3,825,508	(672,778)	3,152,730
Tax income(expense)	(669,108)	(58,730)	(29,270)	(20,424)	(13,939)	(791,471)	388	(791,083)

Net income(loss)	1,993,395	174,617	128,672	66,488	670,865	3,034,037	(672,390)	2,361,647
Total assets	408,422,792	13,572,392	9,392,491	5,038,916	25,241,862	461,668,453	(23,483,543)	438,184,910
Total liabilities	384,051,547	11,342,429	8,416,294	4,452,323	3,082,673	411,345,266	(1,475,127)	409,870,139

(*1) The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries)

(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Savings Bank, Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

	For the nine-month period ended September 30, 2020
	Banking (*1)	Credit card	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	3,407,584	420,518	55,990	(2,099)	3,881,993	546,295	4,428,288
Non-interest income(expense)	1,096,317	8,527	29,062	959,560	2,093,466	(1,398,656)	694,810
Impairment losses due to credit loss	(413,446)	(139,026)	(2,302)	(1,877)	(556,651)	(30,069)	(586,720)
General and administrative expense	(2,425,439)	(145,997)	(25,928)	(284,823)	(2,882,187)	193,567	(2,688,620)
Net operating income(expense)	1,665,016	144,022	56,822	670,761	2,536,621	(688,863)	1,847,758

Non-operating expense	(127,036)	(3,614)	(455)	(105)	(131,210)	(6,719)	(137,929)

Net income(expense) before tax	1,537,980	140,408	56,367	670,656	2,405,411	(695,582)	1,709,829
Tax income(expense)	(360,240)	(32,996)	(6,224)	(12,535)	(411,995)	(2,086)	(414,081)

Net income(loss)	1,177,740	107,412	50,143	658,121	1,993,416	(697,668)	1,295,748
Total assets (*4)	374,120,064	11,366,596	4,332,474	31,872,690	421,691,824	(22,610,807)	399,081,017
Total liabilities (*4)	348,706,682	9,312,986	3,803,594	9,606,742	371,430,004	925,168	372,355,172

(*1)	Banking includes gains and losses from separate Bank and local subsidiaries abroad.
(*2)

Other subsidiaries include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.
(*4)	Total assets and liabilities are amounts at the end of the previous year.

(3)	Operating profit or loss from external customers for the nine-month periods ended September 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2021	2020
Domestic	2,812,858	1,714,237
Foreign	262,750	133,521

Total	3,075,608	1,847,758

(4)	Major non-current assets as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021 (*)	December 31, 2020 (*)
Domestic	5,094,203	5,026,161
Foreign	483,589	433,869

Total	5,577,792	5,460,030

(*)	Major non-current assets included investments in joint ventures and associates, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the nine-month periods ended September 30, 2021 and 2020.

6.	CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Cash	2,814,119	1,611,282
Foreign currencies	505,446	514,565
Demand deposits	7,205,138	7,314,353
Fixed deposits	551,376	550,783

Total	11,076,079	9,990,983

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Financial assets at fair value through profit or loss measured at fair value	15,647,021	14,762,941

(2)	Financial assets at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Deposits:
Gold banking asset	70,008	48,796
Securities:
Debt securities
Korean treasury and government agencies	1,146,013	1,020,418
Financial institutions	956,918	873,031
Corporates	696,137	761,681
Others	39,917	231,967
Equity securities	375,288	485,793
Capital contributions	1,082,431	865,685
Beneficiary certificates	5,103,211	2,812,558
Others	91,504	84,979

Sub-total	9,491,419	7,136,112

Loans	494,004	676,291
Derivatives assets	5,591,590	6,901,742

Total	15,647,021	14,762,941

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of September 30, 2021 and December 31, 2020.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Debt securities:
Korean treasury and government agencies	5,354,255	2,922,671
Financial institutions	17,317,779	17,996,660
Corporates	4,240,638	3,896,744
Bond denominated in foreign currencies	4,723,380	4,031,721
Securities loaned	197,739	100,345

Sub-total	31,833,791	28,948,141

Equity securities	1,084,595	1,080,788

Total	32,918,386	30,028,929

(2)	Details of equity securities designated as financial assets at FVTOCI as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	September 30, 2021	December 31, 2020	Remarks
Investment for strategic business partnership purpose	861,212	778,657
Debt-equity swap	223,377	302,090
Others	6	41	Development Trust management purpose, etc.

Total	1,084,595	1,080,788

(3)	Changes in the allowance for credit losses and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(2,565)	—	—	(2,565)
Disposal	1,941	—	—	1,941
Others (*)	(129)	—	—	(129)

Ending balance	(10,384)	—	—	(10,384)

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(1,425)	—	—	(1,425)
Disposal	504	—	—	504
Others (*)	(214)	—	—	(214)

Ending balance	(9,704)	—	—	(9,704)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	20,219,842	—	—	20,219,842
Disposal/ Recovery	(17,526,521)	—	—	(17,526,521)
Loss on valuation	(172,996)	—	—	(172,996)
Amortization based on effective interest method	(2,873)	—	—	(2,873)
Others (*)	368,198	—	—	368,198

Ending balance	31,833,791	—	—	31,833,791

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	17,717,064	—	—	17,717,064
Disposal/ Recovery	(15,833,741)	—	—	(15,833,741)
Gain on valuation	70,225	—	—	70,225
Amortization based on effective interest method	(9,446)	—	—	(9,446)
Others (*)	(26,167)	—	—	(26,167)

Ending balance	28,713,096	—	—	28,713,096

(*)	Changes due to foreign currencies translation, etc.

(4)

During the nine-month period ended September 30, 2021 and 2020, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 137,313 million Won and 2,770 million Won, respectively, and cumulative gains at disposal dates for 2021 were 1,868 million Won and cumulative losses at disposal dates for 2020 were 3,641 million Won.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Korean treasury and government agencies	7,876,285	6,947,495
Financial institutions	2,972,772	4,843,534
Corporates	5,184,201	4,726,075
Bond denominated in foreign currencies	736,368	508,301
Allowance for credit losses	(4,608)	(4,566)

Total	16,765,018	17,020,839

(2)	Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	(34)	—	—	(34)
Others (*)	(8)	—	—	(8)

Ending balance	(4,608)	—	—	(4,608)

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	122	—	—	122
Others (*)	3	—	—	3

Ending balance	(5,386)	—	—	(5,386)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	3,486,036	—	—	3,486,036
Disposal/ Recovery	(3,799,589)	—	—	(3,799,589)
Amortization based on effective interest method	9,214	—	—	9,214
Others (*)	48,560	—	—	48,560

Ending balance	16,769,626	—	—	16,769,626

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,712,770	—	—	1,712,770
Disposal/ Recovery	(4,148,133)	—	—	(4,148,133)
Amortization based on effective interest method	407	—	—	407
Others (*)	4,214	—	—	4,214

Ending balance	17,895,308	—	—	17,895,308

(*)	Changes due to foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Due from banks	17,396,439	9,863,160
Loans	327,612,702	302,794,182
Other financial assets	8,915,658	7,448,736

Total	353,924,799	320,106,078

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Due from banks in local currency:
Due from Bank of Korea (“BOK”)	13,573,483	6,519,226
Due from depository banks	155,063	84,195
Due from non-depository institutions	13,134	266
Due from the Korea Exchange	55	227
Others	125,332	172,914
Loss allowance	(3,234)	(1,576)

Sub-total	13,863,833	6,775,252

Due from banks in foreign currencies:
Due from banks on demand	1,702,598	1,608,126
Due from banks on time	199,422	296,489
Others	1,633,657	1,186,083
Loss allowance	(3,071)	(2,790)

Sub-total	3,532,606	3,087,908

Total	17,396,439	9,863,160

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	13,573,483	Reserve deposits under BOK Act
Due from KSFC	KB Securities Co. Ltd.	55	Futures trading margin
Others	Korea Federation of Savings Banks and others	104,193	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		13,677,731

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,684,290	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	237	Reserve deposits and others
Others	Korea Investment & Securities and others	1,628,222	Overseas futures and options trade deposits and others

Sub-total		3,312,749

Total		16,990,480

	Counterparty	December 31, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	6,519,226	Reserve deposits under BOK Act
Due from KSFC	KB Securities Co. Ltd.	227	Futures trading margin
Others	Korea Federation of Savings Banks and others	89,562	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		6,609,015

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,544,492	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	54	Reserve deposits and others
Others	Korea Investment & Securities and others	1,180,570	Overseas futures and options trade deposits and others

Sub-total		2,725,116

Total		9,334,131

(4)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,366)	—	—	(4,366)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(1,932)	—	—	(1,932)
Others (*)	(7)	—	—	(7)

Ending balance	(6,305)	—	—	(6,305)

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(888)	—	—	(888)
Others (*)	109	—	—	109

Ending balance	(5,639)	—	—	(5,639)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,867,526	—	—	9,867,526
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	7,472,661	—	—	7,472,661
Others (*)	62,557	—	—	62,557

Ending balance	17,402,744	—	—	17,402,744

(*)	Changes due to foreign currencies translation, etc.`

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,497,083	—	—	14,497,083
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(1,272,308)	—	—	(1,272,308)
Others (*)	26,919	—	—	26,919

Ending balance	13,251,694	—	—	13,251,694

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Loans in local currency	268,251,309	249,264,947
Loans in foreign currencies	23,873,403	20,025,092
Domestic banker’s usance	3,307,888	2,240,830
Credit card accounts	9,425,729	8,542,619
Bills bought in foreign currencies	6,345,077	5,763,427
Bills bought in local currency	293,706	133,650
Factoring receivables	29,164	38,017
Advances for customers on guarantees	25,915	31,300
Private placement bonds	539,622	353,585
Securitized loans	2,707,901	2,561,914
Call loans	3,217,960	2,352,034
Bonds purchased under resale agreements	6,929,276	10,145,749
Financial lease receivables	1,091,278	586,216
Installment financial bond	2,558,740	1,925,493
Others	171	380
Loan origination costs and fees	824,598	744,109
Discounted present value	(6,774)	(6,656)
Allowance for credit losses	(1,802,261)	(1,908,524)

Total	327,612,702	302,794,182

(6)	Changes in the allowance for credit losses of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)
Transfer to 12-month expected credit losses	(18,409)	17,601	808	(104,128)	74,794	29,334
Transfer to lifetime expected credit losses	9,434	(12,159)	2,725	15,691	(37,917)	22,226
Transfer to credit-impaired financial assets	4,359	15,810	(20,169)	1,684	23,025	(24,709)
Net reversal (provision) of allowance for credit losses	(5,517)	(30,811)	(77,689)	87,141	(62,051)	(106,175)
Recovery	—	—	(56,286)	—	—	(43,135)
Charge-off	—	—	128,148	—	—	189,088
Disposal	—	12	12,241	—	53	55,368
Interest income from impaired loans	—	—	10,807	—	—	9,695
Others	123	221	4,261	(13,767)	(5,913)	2,390

Ending balance	(131,537)	(93,789)	(200,847)	(340,839)	(529,916)	(254,662)

	For the nine-month period ended September 30, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)
Transfer to 12-month expected credit losses	(22,906)	22,738	168	(145,443)	115,133	30,310
Transfer to lifetime expected credit losses	7,277	(8,004)	727	32,402	(58,080)	25,678
Transfer to credit-impaired financial assets	514	1,671	(2,185)	6,557	40,506	(47,063)
Net reversal (provision) of allowance for credit losses	8,926	(28,601)	(102,949)	90,550	(121,463)	(286,813)
Recovery	—	—	(48,945)	—	—	(148,366)
Charge-off	—	—	154,056	—	—	471,292
Disposal	—	—	25,576	—	65	93,185
Interest income from impaired loans	—	—	—	—	—	20,502
Others	(4)	—	—	(13,648)	(5,692)	6,651

Ending balance	(68,905)	(102,677)	(79,089)	(541,281)	(726,382)	(534,598)

	For the nine-month period ended September 30, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(20,419)	19,749	670	(32,413)	24,104	8,309
Transfer to lifetime expected credit losses	8,531	(10,276)	1,745	16,401	(40,792)	24,391
Transfer to credit-impaired financial assets	5,022	8,224	(13,246)	2,539	11,605	(14,144)
Net reversal (provision) of allowance for credit losses	1,277	(7,969)	(85,126)	(75,525)	(90,303)	(172,839)
Recovery	—	—	(52,491)	—	—	(52,146)
Charge-off	—	—	140,741	—	—	155,732
Disposal	61	2	976	—	13	33,645
Interest income from impaired loans	—	—	7,016	—	—	11,271
Others	461	58	471	782	(85)	23,261

Ending balance	(90,215)	(68,174)	(124,832)	(412,474)	(393,176)	(372,565)

	For the nine-month period ended September 30, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(14,400)	14,262	138	(67,232)	58,115	9,117
Transfer to lifetime expected credit losses	6,467	(6,839)	372	31,399	(57,907)	26,508
Transfer to credit-impaired financial assets	50,628	64,597	(115,225)	58,189	84,426	(142,615)
Net reversal (provision) of allowance for credit losses	(45,746)	(62,535)	(28,508)	(119,994)	(160,807)	(286,473)
Recovery	—	—	(48,385)	—	—	(153,022)
Charge-off	—	—	190,299	—	—	486,772
Disposal	—	—	23,653	61	15	58,274
Interest income from impaired loans	—	—	—	—	—	18,287
Others	—	—	—	1,243	(27)	23,732

Ending balance	(77,777)	(62,048)	(105,698)	(580,466)	(523,398)	(603,095)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909
Transfer to 12-month expected credit losses	4,103,633	(4,091,047)	(12,586)	1,753,834	(1,720,513)	(33,321)
Transfer to lifetime expected credit losses	(6,120,684)	6,146,317	(25,633)	(3,388,362)	3,434,382	(46,020)
Transfer to credit-impaired financial assets	(91,113)	(82,941)	174,054	(171,057)	(152,176)	323,233
Charge-off	—	—	(128,148)	—	—	(189,088)
Disposal	—	(221)	(37,344)	—	(990)	(135,003)
Net increase (decrease)	7,892,847	(816,933)	1,161	18,036,390	(684,567)	(108,282)

Ending balance	131,774,721	13,171,886	508,610	165,805,737	8,204,877	529,428

	For the nine-month period ended September 30, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089
Transfer to 12-month expected credit losses	310,387	(310,192)	(195)	6,167,854	(6,121,752)	(46,102)
Transfer to lifetime expected credit losses	(464,447)	465,296	(849)	(9,973,493)	10,045,995	(72,502)
Transfer to credit-impaired financial assets	(24,293)	(15,671)	39,964	(286,463)	(250,788)	537,251
Charge-off	—	—	(154,056)	—	—	(471,292)
Disposal	—	—	(56,520)	—	(1,211)	(228,867)
Net increase (decrease)	1,009,906	(29,855)	112,960	26,939,143	(1,531,355)	5,839

Ending balance	8,110,528	1,187,798	121,378	305,690,986	22,564,561	1,159,416

	For the nine-month period ended September 30, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	4,555,200	(4,545,485)	(9,715)	1,157,712	(1,136,783)	(20,929)
Transfer to lifetime expected credit losses	(5,135,772)	5,161,330	(25,558)	(2,825,991)	2,839,992	(14,001)
Transfer to credit-impaired financial assets	(82,417)	(105,893)	188,310	(251,852)	(93,720)	345,572
Charge-off	—	—	(140,741)	—	—	(155,732)
Disposal	(5,635,127)	(4,269)	(38,403)	—	(398)	(104,818)
Net increase (decrease)	14,224,482	(1,688,347)	15,597	8,122,039	(956,679)	(107,737)

Ending balance	119,179,649	11,266,143	407,164	140,645,887	5,563,010	682,612

	For the nine-month period ended September 30, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	258,784	(258,584)	(200)	5,971,696	(5,940,852)	(30,844)
Transfer to lifetime expected credit losses	(292,625)	293,064	(439)	(8,254,388)	8,294,386	(39,998)
Transfer to credit-impaired financial assets	(80,228)	(77,346)	157,574	(414,497)	(276,959)	691,456
Charge-off	—	—	(190,299)	—	—	(486,772)
Disposal	—	—	(43,781)	(5,635,127)	(4,667)	(187,002)
Net increase (decrease)	169,470	(45,545)	33,546	22,515,991	(2,690,571)	(58,594)

Ending balance	7,333,868	797,421	184,768	267,159,404	17,626,574	1,274,544

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Cash Management Account asset (CMA asset)	100,000	210,000
Receivables	6,182,133	3,809,929
Accrued income	1,015,869	864,107
Telex and telephone subscription rights and refundable deposits	873,492	936,878
Domestic exchange settlement debit	553,153	1,518,775
Other assets	270,328	192,342
Allowance for credit losses	(79,317)	(83,295)

Total	8,915,658	7,448,736

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,666)	(5,450)	(74,179)	(83,295)
Transfer to 12-month expected credit losses	(261)	231	30	—
Transfer to lifetime expected credit losses	149	(395)	246	—
Transfer to credit-impaired financial assets	146	110	(256)	—
Reversal (Provision) of allowance for credit losses	174	182	(6,343)	(5,987)
Charge-off	—	—	8,446	8,446
Disposal	—	—	1,098	1,098
Others	(692)	(28)	1,141	421

Ending balance	(4,150)	(5,350)	(69,817)	(79,317)

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(142)	132	10	—
Transfer to lifetime expected credit losses	102	(125)	23	—
Transfer to credit-impaired financial assets	380	75	(455)	—
Provision of allowance for credit losses	(1,753)	(1,334)	(1,808)	(4,895)
Charge-off	—	—	414	414
Disposal	—	—	1,131	1,131
Others	701	—	(433)	268

Ending balance	(3,908)	(2,918)	(73,395)	(80,221)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,267,426	76,418	188,187	7,532,031
Transfer to 12-month expected credit losses	8,712	(8,697)	(15)	—
Transfer to lifetime expected credit losses	(16,536)	16,562	(26)	—
Transfer to credit-impaired financial assets	(782)	(723)	1,505	—
Charge-off	—	—	(8,446)	(8,446)
Disposal	—	(2)	(1,302)	(1,304)
Net increase (decrease)	1,452,206	(1,530)	22,018	1,472,694

Ending balance	8,711,026	82,028	201,921	8,994,975

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	8,760	(8,743)	(17)	—
Transfer to lifetime expected credit losses	(12,595)	12,608	(13)	—
Transfer to credit-impaired financial assets	(2,153)	(728)	2,881	—
Charge-off	—	—	(414)	(414)
Disposal	—	—	(1,311)	(1,311)
Net increase (decrease)	1,938,191	(22,050)	73,883	1,990,024

Ending balance	9,992,047	73,734	192,883	10,258,664

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	70,008	—	—	70,008
Debt securities	957,660	1,878,998	2,327	2,838,985
Equity securities	32,340	—	342,948	375,288
Capital contributions	—	—	1,082,431	1,082,431
Beneficiary certificates	49,795	2,884,939	2,168,477	5,103,211
Loans	—	234,642	259,362	494,004
Derivative assets	7,347	5,560,156	24,087	5,591,590
Others	—	—	91,504	91,504

Sub-total	1,117,150	10,558,735	3,971,136	15,647,021

Financial assets at FVTOCI
Debt securities	5,636,132	26,197,659	—	31,833,791
Equity securities	491,581	—	593,014	1,084,595

Sub-total	6,127,713	26,197,659	593,014	32,918,386

Derivative assets (Designated for hedging)	—	139,315	—	139,315

Total	7,244,863	36,895,709	4,564,150	48,704,722

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	70,299	—	—	70,299
Derivative liabilities (Designated for trading)	4,915	5,346,945	2,460	5,354,320
Securities sold	312,713	—	—	312,713

Sub-total	387,927	5,346,945	2,460	5,737,332

Derivative liabilities (Designated for hedging)	—	21,666	—	21,666

Total	387,927	5,368,611	2,460	5,758,998

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	December 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	48,796	—	—	48,796
Debt securities	516,597	2,365,882	4,618	2,887,097
Equity securities	35,422	—	450,371	485,793
Capital contributions	—	—	865,685	865,685
Beneficiary certificates	24,895	869,852	1,917,811	2,812,558
Loans	—	467,229	209,062	676,291
Derivative assets	18,416	6,875,454	7,872	6,901,742
Others	—	—	84,979	84,979

Sub-total	644,126	10,578,417	3,540,398	14,762,941

Financial assets at FVTOCI
Debt securities	3,092,237	25,855,904	—	28,948,141
Equity securities	510,073	—	570,715	1,080,788

Sub-total	3,602,310	25,855,904	570,715	30,028,929

Derivative assets (Designated for hedging)	—	174,820	—	174,820

Total	4,246,436	36,609,141	4,111,113	44,966,690

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,279	—	—	49,279
Derivative liabilities (Designated for trading)	6,024	6,433,727	20,136	6,459,887
Securities sold	285,026	—	—	285,026

Sub-total	340,329	6,433,727	20,136	6,794,192

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	19,630	19,630

Derivative liabilities (Designated for hedging)	—	64,769	—	64,769

Total	340,329	6,498,496	39,766	6,878,591

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in September 30, 2021 and December 31, 2020 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at the standard price.	Standard price

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, risk-free market rate, forward rate, etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in September 30, 2021 and December 31, 2020 are as follows:

	Valuation methods	Input variables
Loans

Fair value is calculated by using the Binomial Tree, which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset, and LSMC. The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.

Values of underlying assets, volatility, risk-free market rate and credit spread

Debt securities	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to debt securities issuers.	Risk-free market rate and credit spread

Equity securities, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, and Binomial Tree, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, net asset of the investment association and discount rate

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Risk-free market rate, discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Others	Fair value is measured by DCF model, LSMC, etc.	Stock prices, volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement

Loans	Binomial Tree		Stock prices, Volatility of underlying asset	20.89%	Variation of fair value increases as volatility of underlying asset increases.

	LSMC		Stock prices, Volatility of underlying asset	17.76%	Variation of fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	21.05 ~ 90.22%	Variation of fair value increases as volatility of underlying assets increases.

		Equity related	Correlation coefficient	0.22 ~ 0.76	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.

	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.

Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	21.05 ~ 90.22%	Variation of fair value increases as volatility of underlying assets increases.

		Equity related	Correlation coefficient	0.22~0.76	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.

Equity securities, capital contributions, and beneficiary certificates	LSMC		Stock prices, Volatility of underlying asset	15.63%	Variation of fair value increases as volatility of underlying asset increases.

	DCF model and others		Discount rate	0.00 ~ 38.92%	Fair value increases as discount rate decreases.

			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.

			Liquidation value	0.00%	Variation of liquidation value increases as volatility of underlying assets increases

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement

Others	Income approach		Discount rate	12.69%	Fair value increases as discount rate decreases.

			Growth rate	1.00%	Fair value increases as growth rate increases.

	LSMC		Stock prices, Volatility of underlying asset	15.63 ~ 31.76%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group, and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Beginning balance	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,618	(770)	—	1,000	(2,521)	—	2,327
Equity securities	450,371	(22,176)	—	17,007	(102,254)	—	342,948
Capital contributions	865,685	59,119	—	343,951	(186,324)	—	1,082,431
Beneficiary certificates	1,917,811	14,201	—	278,155	(41,690)	—	2,168,477
Loans	209,062	13,252	—	622,344	(585,296)	—	259,362
Derivative assets	7,872	19,007	—	4,122	(1,076)	(5,838)	24,087
Others	84,979	12,152	—	6,998	(12,625)	—	91,504

Sub-total	3,540,398	94,785	—	1,273,577	(931,786)	(5,838)	3,971,136

Financial assets at FVTOCI
Equity securities	570,715	—	21,937	480	(118)	—	593,014

Total	4,111,113	94,785	21,937	1,274,057	(931,904)	(5,838)	4,564,150

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,136	2,233	—	(2,654)	(11,001)	(6,254)	2,460
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	19,630	(102)	—	—	(19,528)	—	—
Derivative liabilities (Designated for hedging)	—	—	—	—	—	—	—

Total	39,766	2,131	—	(2,654)	(30,529)	(6,254)	2,460

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 109,455 million Won for the nine-month period ended September 30, 2021, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within such events have occurred or conditions have changed.

	For the nine-month period ended September 30, 2020
	Beginning balance	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	5,826	337	—	—	(76)	—	6,087
Equity securities	464,741	31,537	—	2,837	(14,149)	32	484,998
Capital contributions	515,199	20,873	—	144,875	(39,094)	—	641,853
Beneficiary certificates	1,275,734	15,230	—	493,404	(169,490)	—	1,614,878
Loans	152,629	6,244	—	125,654	(88,395)	—	196,132
Derivative assets	25,048	41,478	—	10,161	(19,843)	(12,224)	44,620
Others	63,880	3,670	—	8,998	—	—	76,548

Sub-total	2,503,057	119,369	—	785,929	(331,047)	(12,192)	3,065,116

Financial assets at FVTOCI
Equity securities	493,698	—	(19,452)	31,836	(2,478)	2,192	505,796

Total	2,996,755	119,369	(19,452)	817,765	(333,525)	(10,000)	3,570,912

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	18,282	—	4,762	(53,246)	(18,534)	23,303
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	87,626	(4,141)	—	—	(67,029)	—	16,456
Derivative liabilities (Designated for hedging)	321	—	—	—	(321)	—	—

Total	159,986	14,141	—	4,762	(120,596)	(18,534)	39,759

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 116,771 million Won for the nine-month period ended September 30, 2020, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within such events have occurred or conditions have changed.

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 4,566,610 million Won and 4,150,879 million Won as of September 30, 2021 and December 31, 2020 respectively, equity instruments of 3,402,378 million Won and 3,052,432 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of September 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	September 30, 2021
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,287	(1,404)	—	—
Loans (*2)	1,081	(1,064)	—	—
Debt securities	13	(13)	—	—
Equity securities (*2) (*3) (*4)	6,547	(5,486)	—	—
Beneficiary certificates (*4)	1,333	(1,196)	—	—
Others (*2)	799	(766)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	31,648	(24,432)

Total	11,060	(9,929)	31,648	(24,432)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	87	(94)	—	—

Total	87	(94)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2020
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	110	(257)	—	—
Loans (*2)	933	(932)	—	—
Debt securities	13	(10)	—	—
Equity securities (*2) (*3) (*4)	8,539	(7,337)	—	—
Beneficiary certificates (*4)	1,403	(1,537)	—	—
Others (*2)	640	(547)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	21,587	(16,740)

Total	11,638	(10,620)	21,587	(16,740)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	776	(405)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	57	(45)	—	—

Total	833	(450)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,260,707	14,505,245	—	16,765,952	16,765,018
Loans and other financial assets at amortized cost	—	3	349,903,903	349,903,906	353,924,799
Financial liabilities:
Deposits due to customers	—	311,952,796	—	311,952,796	311,804,476
Borrowings	—	23,482,333	826,504	24,308,837	24,385,783
Debentures	—	42,316,295	—	42,316,295	42,378,307
Other financial liabilities	—	22,713,048	320,689	23,033,737	23,318,362

	December 31, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,968,875	14,299,748	—	17,268,623	17,020,839
Loans and other financial assets at amortized cost	—	—	318,144,845	318,144,845	320,106,078
Financial liabilities:
Deposits due to customers	—	291,767,282	—	291,767,282	291,477,279
Borrowings	—	20,586,930	176,745	20,763,675	20,745,466
Debentures	—	37,931,989	—	37,931,989	37,479,358
Other financial liabilities	—	13,305,067	286,489	13,591,556	13,808,386

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	70,008	—	17,396,439	—	17,466,447
Securities	9,491,419	32,918,386	16,765,018	—	59,174,823
Loans	494,004	—	327,612,702	—	328,106,706
Derivative assets	5,591,590	—	—	139,315	5,730,905
Other financial assets	—	—	8,915,658	—	8,915,658

Total	15,647,021	32,918,386	370,689,817	139,315	419,394,539

	September 30, 2021
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Financial liabilities
Deposits due to customers	70,299	311,804,476	—	311,874,775
Borrowings	312,713	24,385,783	—	24,698,496
Debentures	—	42,378,307	—	42,378,307
Derivative liabilities	5,354,320	—	21,666	5,375,986
Other financial liabilities	—	23,318,362	—	23,318,362

Total	5,737,332	401,886,928	21,666	407,645,926

	December 31, 2020
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	48,796	—	9,863,160	—	9,911,956
Securities	7,136,112	30,028,929	17,020,839	—	54,185,880
Loans	676,291	—	302,794,182	—	303,470,473
Derivative assets	6,901,742	—	—	174,820	7,076,562
Other financial assets	—	—	7,448,736	—	7,448,736

Total	14,762,941	30,028,929	337,126,917	174,820	382,093,607

	December 31, 2020
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Financial liabilities
Deposits due to customers	49,279	—	291,477,279	—	291,526,558
Borrowings	285,026	19,630	20,745,466	—	21,050,122
Debentures	—	—	37,479,358	—	37,479,358
Derivative liabilities	6,459,887	—	—	64,769	6,524,656
Other financial liabilities	—	—	13,808,386	—	13,808,386

Total	6,794,192	19,630	363,510,489	64,769	370,389,080

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the nine-month periods ended September 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Interest income (expense)	Fees and commissions income	Reversal (provision) of credit loss	Gain(loss) on valuation and transactions	Others	Total
Financial assets at FVTPL	33,286	(225)	—	238,204	243,152	514,417
Financial assets at FVTOCI	266,195	1,211	(2,565)	45,830	19,785	330,456
Securities at amortized cost	239,631	—	(34)	—	—	239,597
Loans and other financial assets at amortized cost	6,654,339	367,405	(325,645)	97,755	—	6,793,854
Financial liabilities at amortized cost	(2,099,008)	1,662	—	—	—	(2,097,894)
Net derivatives (designated for hedging)	—	—	—	70,438	—	70,438

Total	5,094,443	370,053	(328,244)	452,227	262,937	5,851,416

	For the nine-month period ended September 30, 2020
	Interest income (expense)	Fees and commissions income	Reversal (provision) of credit loss	Gain(loss) on valuation and transactions	Others	Total
Financial assets at FVTPL	38,855	—	—	531,931	82,063	652,849
Financial assets at FVTOCI	344,380	209	(1,425)	18,677	17,077	378,918
Securities at amortized cost	294,673	—	122	—	—	294,795
Loans and other financial assets at amortized cost	6,510,266	39,638	(573,057)	40,319	—	6,017,166
Financial liabilities at amortized cost	(2,752,819)	—	—	—	—	(2,752,819)
Net derivatives (designated for hedging)	—	—	—	(4,690)	—	(4,690)

Total	4,435,355	39,847	(574,360)	586,237	99,140	4,586,219

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2021	December 31, 2020	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2021.8.31 (*4)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2021.9.30
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2021.8.31 (*4)
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Sinseong Trading Co., Ltd. (*3)	Manufacturing	27.2	27.9	Korea	—
Reading Doctors Co., Ltd. (*3)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*3)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2021.9.30
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2021.9.30
K BANK Co., Ltd. (*2) (*9)	Finance	12.6	26.2	Korea	2021.8.31 (*4)
Smart Private Equity Fund No.2 (*4)	Other financial services	—	20.0	Korea	—
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	2021.9.30
Well to Sea No. 3 Private Equity Fund (*4)	Finance	—	50.0	Korea	—
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2021.9.30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2021.9.30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2021.9.30
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2021.6.30 (*4)
Together-Korea Government Private Pool Private Securities Investment Trust No.3	Other financial services	100.0	100.0	Korea	2021.9.30
Genesis Environmental Energy Company 1st Private Equity Fund	Trust and collective investment	24.8	24.8	Korea	2021.9.30
Union Technology Finance Investment Association	Trust and collective investment	29.7	29.7	Korea	2021.9.30
Dicustody Co., Ltd.(*2)	Other information technology and computer operation related services	1.0	—	Korea	2021.9.30
Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund 2	Other financial services	19.9	19.9	Korea	2021.9.30

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2021	December 31, 2020	Location	Financial statements as of
Woori G Clean Energy No.1 (*4)	Investment trust and discretionary investment business	—	29.3	Korea	—
Woori Goseong Power EBL Private Special Asset Fund	Trust and collective investment	16.7	16.7	Korea	2021.9.30
Woori Seoul Beltway Private Special Asset Fund	Trust and collective investment	25.0	25.0	Korea	2021.9.30
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	Collective investment business	20.0	—	Korea	2021.9.30
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	4.3	—	Korea	2021.9.30
Woori Financial Capital Co., Ltd.
Woori TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2021.9.30
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2021.9.30
KIWOOM WOORI Financial 1st Fund (*7)	Other financial services	9.1	9.1	Korea	2021.9.30
DeepDive WOORI Financial Investment Fund (*7)	Other financial services	11.9	—	Korea	2021.9.30
Woori Investment Bank Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2021.9.30
Woori Asset Management Co. Ltd.
Woori High plus G.B. Securities Feeder Fund1(G.B.)	Collective investment business	28.0	21.8	Korea	2021.9.30
Woori Star50 Master Fund ClassC-F (*7)	Collective investment business	44.6	24.5	Korea	—
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	Collective investment business	26.2	—	Korea	2021.9.30
Woori Private Equity Asset Management Co., Ltd.
Woori Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	2021.9.30
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	—	Korea	2021.9.30
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2021.7.31 (*4)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1	Other financial services	64.0	—	Japan	2021.6.30 (*4)
Woori Zip 2	Other financial services	64.0	—	Japan	2021.6.30 (*4)
Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.7	28.7	Korea	—

		Percentage of ownership (%)
Joint ventures and associates	Main business	September 30, 2021	December 31, 2020	Location	Financial statements as of
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*3)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*3)	Complex transportation brokerage	49.8	49.8	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd.	Manufacturing	24.5	25.8	Korea	2021.6.30 (*4)
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	—	Korea	2021.6.30 (*4)
Woori bank and Woori Financial Capital Co., Ltd. (*6)
JC Assurance No.2 Private Equity Fund	Collective investment business	29.3	29.3	Korea	2021.9.30
Dream Company Growth no.1 PEF	Collective investment business	27.8	27.8	Korea	2021.9.30
HMS-Oriens 1st Fund	Trust and collective investment	22.8	22.8	Korea	2021.9.30
Woori G Senior Loan No.1	Investment trust and discretionary investment business	21.7	21.7	Korea	2021.9.30
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	—	Korea	2021.9.30
PARATUSWOORI MATERIALS PARTS EQUIPMENT PRIVATE EQUITY FUND	Other financial services	29.9	—	Korea	2021.9.30
Woori Bank and Woori Investment Bank Co., Ltd. (*6)
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2021.9.30
Woori bank and Woori Asset Management Co., Ltd. (*6)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	Collective investment business	27.7	23.3	Korea	2021.9.30
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	37.8	38.4	Korea	2021.9.30
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2021.9.30

(*1)	Most of the significant business transactions of associates are with the Group as of September 30, 2021 and December 31, 2020.

(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of September 30, 2021 and December 31, 2020.
(*4)	There is no investment balance as of September 30, 2021.
(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-operator to exert significant influence.
(*8)	It has been reclassified as a subsidiary from an associate due to an increase in ownership interest.
(*9)	Due to the failure of associates to participate in the capital increase with consideration, the percentage of ownership decreased, for the nine-month period September 30, 2021.
(*10)

WooriG Oncorp Corporate support of Major Industry Professional Type Private Placement Investment Trust (Type 2) can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2021
W Service Networks Co., Ltd.	108	191	(8)	—	—	(4)	—	179
Korea Credit Bureau Co., Ltd.	3,313	8,125	909	—	—	(90)	—	8,944
Korea Finance Security Co., Ltd.	3,267	3,066	(93)	—	—	—	—	2,973
Woori Growth Partnerships New Technology Private Equity Fund	16,371	15,032	(917)	—	(567)	—	—	13,548
2016KIF-IMM Woori Bank Technology Venture Fund	8,396	13,238	1,049	—	(3,497)	(631)	—	10,159
K BANK Co., Ltd. (*1)	236,232	174,097	63,770	—	—	—	221	238,088
Smart Private Equity Fund No.2	—	1,481	(796)	—	(685)	—	—	—
Woori Bank-Company K Korea Movie Asset Fund	476	2,788	218	—	(1,624)	(176)	—	1,206
Partner One Value Up I Private Equity Fund	5,039	9,816	2,455	—	(4,961)	(800)	—	6,510
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	14,236	9,756	—	5,040	(560)	—	—	14,236
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,192	4,129	—	63	—	—	—	4,192
LOTTE CARD Co.,Ltd.	346,810	422,832	24,275	—	—	(10,374)	5,470	442,203
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,023	30	—	—	—	—	10,053
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	3,979	46	—	—	—	—	4,025
Union Technology Finance Investment Association	10,500	4,485	(260)	6,000	—	—	—	10,225
Dicustody Co., Ltd.	1	—	—	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,234	166	—	—	(141)	12	3,271
Woori G Clean Energy No.1	2,477	1,024	—	1,462	(2,338)	(148)	—	—
Woori Goseong Power EBL Private Special Asset Fund	14,915	15,118	370	—	—	(370)	—	15,118
Woori Seoul Beltway Private Special Asset Fund	6,273	5,613	87	1,392	—	(84)	—	7,008
Woori Corporate Private Securities Fund 1(Bond)	10,000	—	—	10,000	(10,000)	—	—	—
Woori G Star Private Placement Investment Trust No.33 [FI]	20,000	—	—	20,000	(20,000)	—	—	—
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	10,000	—	(8)	10,000	—	—	—	9,992
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	50,000	—	574	50,000	—	—	—	50,574
WOORI TAERIM 1st Fund	1,100	283	714	—	—	—	—	997
Portone-Cape Fund No.1	340	960	189	—	(660)	—	—	489

	For the nine-month period ended September 30, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2021
KIWOOM WOORI Financial 1st Investment Fund	1,000	994	(15)	—	—	—	—	979
DeepDive WOORI 2021-1 Financial Investment Fund	1,000	—	(2)	1,000	—	—	—	998
Woori FirstValue Private Real Estate Fund No.2	9,000	2,130	(637)	—	—	(730)	—	763
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	6,076	(71)	—	—	—	35	6,040
Woori Star50 Master Fund ClassC-F	200	184	35	—	(219)	—	—	—
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	200	—	3	—	201	—	—	204
Woori Hanhwa Eureka Private Equity Fund	186	403	130	—	(214)	—	—	319
Aarden Woori Apparel 1st Private Equity Fund	100	—	(1)	100	—	—	—	99
Godo Kaisha Oceanos 1	10,800	10,193	62	—	—	(370)	(6)	9,879
Woori Zip 1	16,380	—	—	16,380	(5,355)	—	—	11,025
Woori Zip 2	22,883	—	—	22,855	(7,481)	—	—	15,374
Force TEC Co., Ltd. (*2)	—	393	(393)	—	—	—	—	—
KUM HWA Co., Ltd. (*2)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund	29,349	29,050	(437)	299	—	—	—	28,912
Dream Company Growth no.1 PEF	8,000	7,705	693	—	—	(471)	—	7,927
HMS-Oriens 1st Fund	12,000	12,000	377	—	—	—	—	12,377
Woori G Senior Loan No.1	73,610	52,045	2,024	21,651	—	(1,255)	—	74,465
Genesis Eco No.1 Private Equity Fund	11,805	—	(729)	11,805	—	—	—	11,076
PARATUSWOORI MATERIALS PARTS EQUIPMENT PRIVATE EQUITY FUND	17,300	—	(88)	17,700	—	—	—	17,612
PCC-Woori LP Secondary Fund	10,100	8,128	369	2,525	—	—	—	11,022
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	110,221	93,474	756	20,000	(30,000)	(2,503)	—	81,727
Woori-Q Corporate Restructuring Private Equity Fund	20,267	22,904	901	119	(2,996)	—	—	20,928
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,840	38,342	21,067	12,799	(32,532)	(10,754)	—	28,922

	1,159,316	993,291	116,814	231,191	(123,488)	(28,901)	5,732	1,194,639

(*1)	Included 70,120 million Won of deemed gain on disposal in accordance with the decrease in percentage of ownership from disproportionate contribution for the nine-month period ended September 30, 2021.
(*2)	As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 67 million Won for Force TEC Co., Ltd. and 1 million Won for KUM HWA Co., Ltd.

	For the nine-month period ended September 30, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2020
W Service Networks Co., Ltd.	108	186	1	—	—	(3)	—	184
Korea Credit Bureau Co., Ltd.	3,313	6,845	1,358	—	—	(90)	—	8,113
Korea Finance Security Co., Ltd.	3,267	3,287	(241)	—	—	—	—	3,046
Saman Corporation	8,521	849	(406)	—	—	—	37	480
Woori Growth Partnerships New Technology Private Equity Fund	18,666	19,212	(1,863)	—	(1,728)	(212)	—	15,409
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,141	900	—	(492)	(1,088)	(1,563)	12,898
K BANK Co., Ltd.	73,150	31,254	(12,108)	163,082	—	—	(1,733)	180,495
Smart Private Equity Fund No.2	2,915	2,764	(31)	—	—	—	—	2,733
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	439	—	(900)	—	—	2,862
Well to Sea No.3 Private Equity Fund	101,483	209,023	28,869	—	—	(24,651)	(1,174)	212,067
Partner One Value Up I Private Equity Fund	10,000	9,908	(74)	—	—	—	—	9,834
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,736	4,576	—	3,160	—	—	—	7,736
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,130	4,375	—	75	(321)	—	—	4,129
LOTTE CARD Co.,Ltd	346,810	409,444	16,251	810	—	(5,710)	(1,146)	419,649
Together-Korea Government Private Pool Private Securities Investment Trust No.3	100,000	—	130	100,000	—	—	—	100,130
Genesis Environmental Energy Company 1st Private Equity Fund	4,084	—	(88)	4,084	—	—	—	3,996
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,291	184	—	—	(117)	(12)	3,346
Woori G Clean Energy No.1	26	—	—	26	—	—	—	26
Woori Hanhwa Eureka Private Equity Fund	350	342	(3)	—	—	—	—	339
Godo Kaisha Oceanos 1	10,800	10,952	(47)	—	—	(850)	238	10,293
Force TEC Co., Ltd.	—	—	1,470	—	—	—	(448)	1,022
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,572	11,841	(121)	19,907	—	—	—	31,627
Chin Hung International Inc.	130,779	51,176	(742)	—	(50,411)	—	(23)	—
Woori G Senior Loan No.1	18,557	—	49	18,557	—	—	—	18,606
PCC-Woori LP Secondary Fund	7,575	2,525	(131)	5,050	—	—	—	7,444
Woori High plus G.B. Securities Feeder Fund1(G.B.)	6,000	—	142	6,141	—	—	—	6,283
Woori-Q Corporate Restructuring Private Equity Fund	6,129	6,046	(90)	8,152	—	—	—	14,108

	914,747	806,360	33,848	329,044	(53,852)	(32,721)	(5,824)	1,076,855

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	September 30, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	5,952	2,334	12,473	755	—	755
Korea Credit Bureau Co., Ltd.	130,426	42,689	91,862	15,648	—	15,648
Korea Finance Security Co., Ltd.	34,466	14,644	42,190	(600)	—	(600)
Woori Growth Partnerships New Technology Private Equity Fund	58,929	223	1,360	(3,443)	—	(3,443)
2016KIF-IMM Woori Bank Technology Venture Fund	51,369	574	10,452	8,768	—	8,768
K BANK Co., Ltd.	13,512,780	11,779,758	162,430	3,135	(13,162)	(10,027)
Woori Bank-Company K Korea Movie Asset Fund	4,873	48	917	867	—	867
Partner One Value Up I Private Equity Fund	27,995	2	11,596	10,633	—	10,633
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	70,629	858	2,529	1,482	—	1,482
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,649	—	—	(227)	—	(227)
LOTTE CARD Co.,Ltd (*)	15,581,247	13,143,386	954,729	107,240	20,281	127,521
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,055	1	22	19	—	19
Genesis Environmental Energy Company 1st Private Equity Fund	20,473	4,211	4,606	272	—	272
Union Technology Finance Investment Association	34,715	290	8	(874)	—	(874)
Dicustody Co., Ltd.	98	—	—	(2)	—	(2)
Japanese Hotel Real Estate Private Equity Fund 2	16,480	15	911	837	(877)	(40)
Woori Goseong Power EBL Private Special Asset Fund	90,730	21	2,289	2,221	—	2,221
Woori Seoul Beltway Private Special Asset Fund	28,033	1	374	347	—	347
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	122,293	72,333	10	8	—	8
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	1,337,272	160,928	(1)	(6)	—	(6)
WOORI TAERIM 1st Fund	4,049	150	—	(64)	—	(64)
Portone-Cape Fund No.1	2,447	—	1,050	947	—	947
KIWOOM WOORI Financial 1st Investment Fund	10,820	55	1	(164)	—	(164)
DeepDive WOORI Financial Investment Fund	8,387	—	—	(13)	—	(13)
Woori FirstValue Private Real Estate Fund No.2	69,673	63,309	—	—	—	—
Woori High plus G.B. Securities Feeder Fund1(G.B.)	21,569	—	(12)	(12)	—	(12)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	809	30	1	1	—	1
Woori Hanhwa Eureka Private Equity Fund	39,868	94	19,244	18,911	—	18,911
Aarden Woori Apparel 1st Private Equity Fund	21,152	83	—	(131)	—	(131)
Godo Kaisha Oceanos 1	66,049	45,386	2,351	130	225	355
Woori Zip 1	54,035	54,033	560	—	—	—
Woori Zip 2	76,493	76,492	794	—	—	—
Force TEC Co., Ltd.	12,369	23,504	14,628	(8,720)	—	(8,720)
KUM HWA Co., Ltd.	29	182	43	(7)	—	(7)
JC Assurance No.2 Private Equity Fund	98,681	—	—	(758)	—	(758)
Dream Company Growth no.1 PEF	28,583	44	—	1,550	—	1,550
HMS-Oriens 1st Fund	54,257	4	2,057	1,622	—	1,622
Woori G Senior Loan No.1	343,978	19	9,962	9,351	—	9,351
Genesis Eco No.1 Private Equity Fund	38,217	2	—	(159)	—	(159)
PARATUSWOORI MATERIALS PARTS EQUIPMENT PRIVATE EQUITY FUND	59,104	200	3	(296)	—	(296)
PCC-Woori LP Secondary Fund	28,379	3	1,453	953	—	953
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	301,032	—	2,735	2,735	—	2,735
Woori-Q Corporate Restructuring Private Equity Fund	55,853	441	280	(1,137)	—	(1,137)
Woori-Shinyoung Growth-Cap Private Equity Fund I	82,464	410	83,115	81,832	—	81,832

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,305	2,448	18,525	1,197	—	1,197
Korea Credit Bureau Co., Ltd.	117,077	37,599	107,810	13,391	—	13,391
Korea Finance Security Co., Ltd.	36,978	16,536	60,599	(1,985)	—	(1,985)
Woori Growth Partnerships New Technology Private Equity Fund	65,390	252	1,589	(9,601)	—	(9,601)
2016KIF-IMM Woori Bank Technology Venture Fund	64,109	1,198	7,425	6,201	—	6,201
K BANK Co., Ltd.	4,040,051	3,530,074	68,144	(83,989)	(1,354)	(85,343)
Smart Private Equity Fund No.2	13,667	51	1	(204)	—	(204)
Woori Bank-Company K Korea Movie Asset Fund	11,273	119	1,926	1,461	—	1,461
Well to Sea No.3 Private Equity Fund	22,001	3,102	610,535	16,061	3,976	20,037
Partner One Value Up I Private Equity Fund	42,205	—	308	(329)	—	(329)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	46,542	655	1,024	(411)	—	(411)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	—	284	(85)	—	(85)
LOTTE CARD Co.,Ltd (*)	14,578,716	12,238,805	1,255,593	78,781	(9,040)	69,741
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,025	1	187	23	—	23
Genesis Environmental Energy Company 1st Private Equity Fund	16,192	118	1,400	974	—	974
Union Technology Finance Investment Association	15,151	51	1	(50)	—	(50)
Japanese Hotel Real Estate Private Equity Fund 2	16,293	15	1,359	1,271	(940)	331
Woori G Clean Energy No.1	3,496	1	33	32	—	32
Woori Goseong Power EBL Private Special Asset Fund	90,728	21	3,060	2,969	—	2,969
Woori Seoul Beltway Private Special Asset Fund	22,452	1	352	323	—	323
WOORI TAERIM 1st Fund	1,192	86	—	(22)	—	(22)
Portone-Cape Fund No.1	4,800	—	—	—	—	—
KIWOOM WOORI Financial 1st Investment Fund	10,986	57	—	(71)	—	(71)
Woori FirstValue Private Real Estate Fund No.2	20,220	2,467	9	(9)	—	(9)
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	—	148	148	—	148
Woori Star50 Master Fund ClassC-F	1,011	246	11	11	—	11
Woori Hanhwa Eureka Private Equity Fund	50,382	235	8,150	7,676	—	7,676
Godo Kaisha Oceanos 1	66,793	45,472	1,425	14	—	14
Force TEC Co., Ltd.	47,077	45,552	25,914	(415)	(2,745)	(3,160)
JC Assurance No.2 Private Equity Fund	98,431	13	—	(732)	—	(732)
Dream Company Growth no.1 PEF	28,727	43	—	(116)	—	(116)
HMS-Oriens 1st Fund	52,685	53	90	20	—	20
Woori G Senior Loan No.1	240,414	15	1,721	1,584	—	1,584
PCC-Woori LP Secondary Fund	20,927	4	2,082	1,425	—	1,425
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	—	10,727	10,727	—	10,727
Woori-Q Corporate Restructuring Private Equity Fund	58,355	433	206	(1,590)	—	(1,590)
Woori-Shinyoung Growth-Cap Private Equity Fund I	110,452	825	23,875	21,106	—	21,106

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of September 30, 2021 and December 31, 2020 are as follows:

	September 30, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)

As of September 30, 2021 and December 31, 2020, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	September 30, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,618	4.9	179	—	—	—	179
Korea Credit Bureau Co., Ltd.	87,737	9.9	8,698	246	—	—	8,944
Korea Finance Security Co., Ltd.	19,822	15.0	2,973	—	—	—	2,973
Woori Growth Partnerships New Technology Private Equity Fund	58,706	23.1	13,548	—	—	—	13,548
2016KIF-IMM Woori Bank Technology Venture Fund	50,795	20.0	10,159	—	—	—	10,159
K BANK Co., Ltd. (*1) (*2)	1,733,003	12.6	217,938	21,894	(1,744)	—	238,088
Woori Bank-Company K Korea Movie Asset Fund	4,825	25.0	1,206	—	—	—	1,206
Partner One Value Up Ist Private Equity Fund	27,993	23.3	6,510	—	—	—	6,510
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	69,771	20.0	13,954	—	—	282	14,236
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,649	25.0	3,912	—	—	280	4,192
LOTTE CARD Co., Ltd (*1)	2,211,014	20.0	442,203	—	—	—	442,203
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,054	100.0	10,053	—	—	—	10,053
Genesis Environmental Energy Company 1st Private Equity Fund	16,262	24.8	4,025	—	—	—	4,025
Union Technology Finance Investment Association	34,425	29.7	10,225	—	—	—	10,225
Dicustody Co., Ltd.	98	1.0	1	—	—	—	1
Japanese Hotel Real Estate Private Equity Fund 2	16,465	19.9	3,271	—	—	—	3,271

	September 30, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Goseong Power EBL Private Special Asset Fund	90,709	16.7	15,118	—	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund	28,032	25.0	7,008	—	—	—	7,008
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	49,960	20.0	9,992	—	—	—	9,992
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	1,176,344	4.3	50,574	—	—	—	50,574
WOORI TAERIM 1st Fund	3,899	25.6	997	—	—	—	997
Portone-Cape Fund No.1	2,447	20.0	489	—	—	—	489
KIWOOM WOORI Financial 1st Investment Fund	10,765	9.1	979	—	—	—	979
DeepDive WOORI Financial Investment Fund	8,387	11.9	998	—	—	—	998
Woori FirstValue Private Real Estate Fund No.2	6,364	12.0	763	—	—	—	763
Woori High plus G.B. Securities Feeder Fund1(G.B.)	21,569	28.0	6,040	—	—	—	6,040
Woori BIG2 Plus Securities Investment Trust (Balanced Bond)	779	26.2	204	—	—	—	204
Woori Hanhwa Eureka Private Equity Fund	39,774	0.8	319	—	—	—	319
Aarden Woori Apparel 1st Private Equity Fund	21,069	0.5	99	—	—	—	99
Godo Kaisha Oceanos 1	20,663	47.8	9,879	—	—	—	9,879
Woori Zip 1	2	64.0	11,025	—	—	—	11,025
Woori Zip 2	1	64.0	15,374	—	—	—	15,374
Force TEC	(11,135)	24.5	(2,733)	—	—	2,733	—
KUM HWA Co., Ltd.	(153)	20.1	(31)	—	—	31	—
JC Assurance No.2 Private Equity Fund	98,681	29.3	28,912	—	—	—	28,912
Dream Company Growth no.1 PEF	28,539	27.8	7,927	—	—	—	7,927
HMS-Oriens 1st Fund	54,253	22.8	12,377	—	—	—	12,377
Woori G Senior Loan No.1	343,959	21.7	74,465	—	—	—	74,465
Genesis Eco No.1 Private Equity Fund	38,215	29.0	11,076	—	—	—	11,076
PARATUSWOORI MATERIALS PARTS EQUIPMENT PRIVATE EQUITY FUND	58,904	29.9	17,612	—	—	—	17,612
PCC-Woori LP Secondary Fund	28,376	38.8	11,022	—	—	—	11,022
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	301,032	27.7	81,727	—	—	—	81,727
Woori-Q Corporate Restructuring Private Equity Fund	55,412	37.8	20,928	—	—	—	20,928
Woori-Shinyoung Growth-Cap Private Equity Fund I	82,054	35.0	28,922	—	—	—	28,922

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,857	4.9	191	—	—	—	191
Korea Credit Bureau Co., Ltd.	79,478	9.9	7,876	246	—	3	8,125
Korea Finance Security Co., Ltd.	20,442	15.0	3,066	—	—	—	3,066
Woori Growth Partnerships New Technology Private Equity Fund	65,138	23.1	15,034	—	—	(2)	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	62,911	20.0	12,582	—	—	656	13,238
K BANK Co., Ltd. (*1) (*2)	509,978	26.2	133,614	44,117	(3,634)	—	174,097
Smart Private Equity Fund No.2 (*2)	13,616	20.0	2,723	—	(1,242)	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	11,154	25.0	2,788	—	—	—	2,788
Well to Sea No.3 Private Equity Fund (*3)	18,899	50.0	—	—	—	—	—
Partner One Value Up Ist Private Equity Fund	42,205	23.3	9,817	—	—	(1)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	45,888	20.0	9,178	—	—	578	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
LOTTE CARD Co., Ltd (*1)	2,114,159	20.0	422,832	—	—	—	422,832
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,024	100.0	10,024	—	—	(1)	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	16,074	24.8	3,979	—	—	—	3,979
Union Technology Finance Investment Association	15,100	29.7	4,485	—	—	—	4,485
Japanese Hotel Real Estate Private Equity Fund 2	16,278	19.9	3,234	—	—	—	3,234
Woori G Clean Energy No.1	3,495	29.3	1,024	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	90,707	16.7	15,118	—	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund	22,451	25.0	5,613	—	—	—	5,613
WOORI TAERIM 1st Fund	1,106	25.6	283	—	—	—	283
Portone-Cape Fund No.1	4,800	20.0	960	—	—	—	960
KIWOOM WOORI Financial 1st Investment Fund	10,929	9.1	994	—	—	—	994
Woori FirstValue Private Real Estate Fund No.2	17,753	12.0	2,130	—	—	—	2,130
Woori High plus G.B. Securities Feeder Fund1(G.B.)	27,870	21.8	6,076	—	—	—	6,076
Woori Star50 Master Fund ClassC-F	765	24.5	184	—	—	—	184
Woori Hanhwa Eureka Private Equity Fund	50,147	0.8	403	—	—	—	403
Godo Kaisha Oceanos 1	21,321	47.8	10,193	—	—	—	10,193
Force TEC	1,526	25.8	393	—	—	—	393
JC Assurance No.2 Private Equity Fund	98,418	29.3	29,050	—	—	—	29,050
Dream Company Growth no.1 PEF	28,684	27.8	7,705	—	—	—	7,705
HMS-Oriens 1st Fund	52,632	22.8	12,000	—	—	—	12,000

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori G Senior Loan No.1	240,399	21.7	52,045	—	—	—	52,045
PCC-Woori LP Secondary Fund	20,923	38.8	8,126	—	—	2	8,128
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	23.3	93,474	—	—	—	93,474
Woori-Q Corporate Restructuring Private Equity Fund	57,922	38.4	22,220	—	—	684	22,904
Woori-Shinyoung Growth-Cap Private Equity Fund I	109,627	35.0	38,342	—	—	—	38,342

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.
(*3)	The estimated recoverable amount of 15,687 million Won at the time of liquidation was classified as receivable.

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Acquisition cost	413,463	409,702
Accumulated depreciation	(24,200)	(22,152)
Accumulated impairment losses	(86)	(86)

Net carrying value	389,177	387,464

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2021	2020
Beginning balance	387,464	280,239
Acquisition	—	2,432
Disposal	—	(356)
Depreciation	(2,106)	(1,812)
Transfer	1,643	29,580
Foreign currencies translation adjustments	1,991	446
Others	185	815

Ending balance	389,177	311,344

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,727,747	768,825	255,162	49,323	4,516	1	2,805,574
Right-of-use asset	—	388,865	17,696	—	—	—	406,561

Carrying value	1,727,747	1,157,690	272,858	49,323	4,516	1	3,212,135

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Right-of-use asset	—	435,132	12,423	—	—	—	447,555

Carrying value	1,726,045	1,222,172	280,648	50,085	8,246	2	3,287,198

(2)	Details of premises and equipment (owned) as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,728,407	1,082,913	1,163,175	469,167	4,516	20	4,448,198
Accumulated depreciation	—	(314,088)	(908,013)	(419,844)	—	(19)	(1,641,964)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,727,747	768,825	255,162	49,323	4,516	1	2,805,574

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,726,705	1,076,647	1,142,653	478,290	8,246	20	4,432,561
Accumulated depreciation	—	(289,607)	(874,428)	(428,205)	—	(18)	(1,592,258)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Acquisitions	—	12,791	43,294	14,957	9,838	—	80,880
Disposals	—	(1,969)	(1,430)	(867)	—	—	(4,266)
Depreciation	—	(25,160)	(69,945)	(15,892)	—	(1)	(110,998)
Classified as held-for-sale	(759)	(1,412)	—	—	—	—	(2,171)
Transfer	(1,590)	(53)	12,606	—	(12,606)	—	(1,643)
Foreign currencies translation adjustments	994	654	2,695	1,458	104	—	5,905
Others	3,057	(3,066)	(283)	(418)	(1,066)	—	(1,776)

Ending balance	1,727,747	768,825	255,162	49,323	4,516	1	2,805,574

	For the nine-month period ended September 30, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	55	13,870	57,293	15,113	4,084	—	90,415
Disposals	(6,478)	(346)	(982)	(353)	—	—	(8,159)
Depreciation	—	(26,849)	(70,779)	(19,787)	—	—	(117,415)
Transfer	(28,266)	(1,314)	—	—	—	—	(29,580)
Foreign currencies translation adjustments	(563)	(622)	335	305	(13)	—	(558)
Others	—	(3,579)	1,901	239	(502)	—	(1,941)

Ending balance	1,725,907	783,459	265,784	50,356	4,856	2	2,830,364

(4)	Details of right-of-use assets as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Building	Equipment and vehicles	Total
Acquisition cost	722,002	30,546	752,548
Accumulated depreciation	(333,137)	(12,850)	(345,987)

Net carrying value	388,865	17,696	406,561

	December 31, 2020
	Building	Equipment and vehicles	Total
Acquisition cost	720,417	28,463	748,880
Accumulated depreciation	(285,285)	(16,040)	(301,325)

Net carrying value	435,132	12,423	447,555

(5)	Details of changes in right-of-use assets for the nine-month periods ended September 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Building	Equipment and vehicles	Total
Beginning balance	435,132	12,423	447,555
New contracts	140,112	14,390	154,502
Changes in contract	4,262	184	4,446
Termination	(42,235)	(1,176)	(43,411)
Depreciation	(173,679)	(7,898)	(181,577)
Others	25,273	(227)	25,046

Ending balance	388,865	17,696	406,561

	For the nine-month period ended September 30, 2020
	Building	Equipment and vehicles	Total
Beginning balance	449,878	17,236	467,114
New contracts	156,329	5,231	161,560
Changes in contract	9,374	50	9,424
Termination	(4,674)	(323)	(4,997)
Depreciation	(170,039)	(7,640)	(177,679)
Others	(6,059)	(1,094)	(7,153)

Ending balance	434,809	13,460	448,269

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	345,207	1,938	639,544	1,156,460	40,678	1,325	2,185,152
Accumulated amortization	—	(1,271)	(434,392)	(930,650)	—	—	(1,366,313)
Accumulated impairment losses	—	—	—	(33,552)	(3,446)	—	(36,998)

Net carrying value	345,207	667	205,152	192,258	37,232	1,325	781,841

	December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	334,290	1,810	582,998	1,114,615	39,454	6,669	2,079,836
Accumulated amortization	—	(1,101)	(374,125)	(875,636)	—	—	(1,250,862)
Accumulated impairment losses	—	—	—	(33,534)	(3,363)	—	(36,897)

Net carrying value	334,290	709	208,873	205,445	36,091	6,669	792,077

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	334,290	709	208,873	205,445	36,091	6,669	792,077
Acquisitions	—	128	52,793	31,258	1,607	791	86,577
Disposal	—	—	—	—	(334)	—	(334)
Amortization (*)	—	(170)	(60,263)	(51,288)	—	—	(111,721)
Impairment losses	—	—	—	(18)	(133)	—	(151)
Transfer	—	—	3,749	2,920	—	(6,669)	—
Foreign currencies translation adjustments	10,917	—	—	2,877	201	—	13,995
Others	—	—	—	1,064	(200)	534	1,398

Ending balance	345,207	667	205,152	192,258	37,232	1,325	781,841

(*)	Amortization of other intangible assets amounting to 10,386 million Won is included in other operating expenses.

	For the nine-month period ended September 30, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	692	225,193	234,147	29,330	4,066	844,110
Acquisitions	—	223	38,256	29,966	4,960	3,238	76,643
Disposal	—	—	—	—	(759)	—	(759)
Amortization (*)	—	(160)	(53,079)	(48,566)	—	—	(101,805)
Impairment losses	—	—	—	(7,687)	(17)	—	(7,704)
Transfer	—	—	428	164	—	(592)	—
Foreign currencies translation adjustments	(8,997)	—	—	(677)	69	(3)	(9,608)
Others	(1,617)	—	(197)	809	(69)	—	(1,074)

Ending balance	340,068	755	210,601	208,156	33,514	6,709	799,803

(*)	Amortization of other intangible assets amounting to 9,363 million Won is included in other operating expenses.

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	September 30, 2021	December 31, 2020
Premises and equipment	464	2,130
Investments of associates	13,395	50,411
Others	6,611	7,461

Total	20,470	60,002

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from September 30, 2021 and December 31, 2020.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Lease assets	1,511,174	1,116,175
Prepaid expenses	276,268	170,820
Advance payments	73,515	28,256
Assets for non-business use	12,084	12,135
Others	168,504	21,608

Total	2,041,545	1,348,994

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Financial instruments at fair value through profit or loss measured at fair value	5,737,332	6,794,192
Financial liabilities at fair value through profit or loss designated as upon initial recognition	—	19,630

Total	5,737,332	6,813,822

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Deposits
Gold banking liabilities	70,299	49,279
Borrowings
Securities sold	312,713	285,026
Derivative liabilities	5,354,320	6,459,887

Total	5,737,332	6,794,192

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Equity-linked securities
Equity-linked securities in short position	—	19,630

The Group designated the financial liability at a fair value through profit or loss since the financial liability is a compound contract that includes one or more embedded derivatives which IFRS 1109 ‘Financial Instruments’ allows designation of fair value through profit or loss.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of equity-linked securities index. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Carrying amount	—	19,630
Nominal amount at maturity	—	25,780

Difference	—	(6,150)

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Deposits in local currency
Deposits on demand	19,469,368	12,454,024
Deposits at termination	249,147,715	242,397,664
Mutual installment	24,928	26,319
Deposits on notes payables	2,973,199	2,647,492
Deposits on CMA	100,855	110,413
Certificate of deposits	2,711,392	2,072,389
Other deposits	1,305,492	1,372,461

Sub-total	275,732,949	261,080,762

Deposits in foreign currencies
Deposits in foreign currencies	36,080,021	30,408,762
Present value discount	(8,494)	(12,245)

Total	311,804,476	291,477,279

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3	3,119,768
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,125,920
Others	The Korea Development Bank and others	0.0 ~ 3.4	9,423,106

Sub-total			14,668,794

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.5) ~ 7.3	8,391,646

Sub-total			8,391,646

Bills sold	Others	0.0 ~ 1.0	7,022
Call money	Bank and others	(0.4) ~ 2.0	479,673
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	860,594
Present value discount			(21,946)

Total			24,385,783

	December 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3	2,678,120
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 5.0	2,155,129
Others	The Korea Development Bank and others	0.0 ~ 5.5	7,255,938

Sub-total			12,089,187

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.4) ~ 7.3	7,573,722
Bills sold	Others	0.0 ~ 0.9	8,924
Call money	Bank and others	(0.3) ~ 3.8	416,370
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	657,823
Present value discount			(560)

Total			20,745,466

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2021		December 31, 2020
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.7 ~ 3.6	34,856,275	0.8 ~ 4.5	29,623,445
Subordinated bonds	1.9 ~ 5.1	6,790,984	1.9 ~ 5.9	6,955,515
Other bonds	0.8 ~ 17.0	760,910	0.6 ~ 17.0	925,677

Sub-total		42,408,169		37,504,637

Discounts on bonds		(29,862)		(25,279)

Total		42,378,307		37,479,358

(*)

Included debentures under fair value hedge amounting to 2,397,024 million Won and 2,767,208 million Won as of September 30, 2021 and December 31, 2020 respectively. Also, debentures under cash flow hedge amounting to 918,731 million Won and 857,531 million Won are included as of September 30, 2021 and December 31, 2020 respectively.

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Asset retirement obligation	80,246	68,402
Provisions for guarantees (*1)	79,240	89,592
Provisions for unused loan commitments	109,655	122,155
Other provisions (*2)	292,551	221,494

Total	561,692	501,643

(*1)	Provisions for guarantees includes provision for financial guarantee of 59,233 million Won and 66,232 million Won as of September 30, 2021 and December 31, 2020, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	64,804	16,745	8,043	89,592
Transfer to 12-month expected credit loss	2,613	(2,611)	(2)	—
Transfer to expected credit loss for the entire period	(160)	160	—	—
Transfer to credit-impaired financial assets	(31)	(163)	194	—
Provisions used	(4,978)	—	—	(4,978)
Net provision(reversal) of unused amount	(4,049)	305	(207)	(3,951)
Others (*)	(1,435)	12	—	(1,423)

Ending balance	56,764	14,448	8,028	79,240

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	61	(61)	—	—
Transfer to expected credit loss for the entire period	(372)	1,615	(1,243)	—
Transfer to credit-impaired financial assets	(13)	(3)	16	—
Net provision(reversal) of unused amount	1,392	(14,823)	1,239	(12,192)
Others (*)	2,910	—	1	2,911

Ending balance	54,779	13,031	15,395	83,205

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the nine-month period ended September 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	63,240	55,726	3,189	122,155
Transfer to 12-month expected credit loss	13,009	(12,655)	(354)	—
Transfer to expected credit loss for the entire period	(2,510)	3,161	(651)	—
Transfer to credit-impaired financial assets	(127)	(265)	392	—
Net provision(reversal) of unused amount	(9,785)	(2,544)	(303)	(12,632)
Others	132	—	—	132

Ending balance	63,959	43,423	2,273	109,655

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	6,651	(6,265)	(386)	—
Transfer to expected credit loss for the entire period	(1,815)	2,326	(511)	—
Transfer to credit-impaired financial assets	(154)	(283)	437	—
Net provision of unused amount	7,437	15,731	1,384	24,552
Others	(3)	—	—	(3)

Ending balance	77,154	54,673	5,276	137,103

(3)	Changes in asset retirement obligation for the nine-month periods ended September 30, 2021 and 2020, obligation are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2021	2020
Beginning balance	68,402	66,485
Provisions provided	1,165	3,722
Provisions used	(4,415)	(1,368)
Reversal of provisions unused	(163)	(94)
Unwinding of discount	384	348
Increase in recovery cost and others	14,873	—

Ending balance	80,246	69,093

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of September 30, 2021, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the nine-month periods ended September 30, 2021 and 2020, are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2021	2020
Beginning balance	221,494	172,455
Provisions provided	76,049	171,099
Provisions used	(8,619)	(170,933)
Reversal of provisions unused	(537)	(259)
Foreign currencies translation adjustments	4,141	1,520
Others	23	(85)

Ending balance	292,551	173,797

(5)	Others

1)

The Group has been offering Korean Won settlement services for trade with Korea and Iran; however, the Group has stopped the services for trade in line with U.S. economic sanctions on September 23, 2019. The Group resumed the service humanitarian goods trade only since July 13, 2020. In connection with these services, the Group is currently being investigated by the U.S. government agencies including the U.S. prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and New York State Financial Supervisory Service as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the U.S. In this regard, Office of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, but the investigation procedures of the U.S. Public Prosecutors’ Office and the New York State Financial Supervisory Service have yet to be completed.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during 2019 and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

For the nine-month period ended September 30, 2021, the Group recognized the provisions for the required expenditure as the best estimate to fulfill its obligations as of September 30, 2021 due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of September 30, 2021, the provision for this case is 108.8 billion. Also, provision for the penalty amounts related to the incomplete selling is 7.2 billion Won.

22.	NET DEFINED BENEFIT LIABILITY(ASSET)

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue-chip bonds	A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Present value of defined benefit obligation	1,616,237	1,610,680
Fair value of plan assets	(1,549,242)	(1,564,101)

Net defined benefit liabilities (*)	66,995	46,579

(*)

Net defined benefit liability of 66,995 million Won and 46,579 million Won as of September 30, 2021 and December 31, 2020 is the subtracted amount of the net defined benefit asset of 0 million Won and 5,658 million Won from the net defined benefit liability of 66,995 million Won and 52,237 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30
		2021	2020
	Beginning balance	1,610,680	1,442,859
	Current service cost	133,844	130,247
	Interest cost	29,821	25,184
Remeasurements	Financial assumption	(72,540)	25,680
	Demographic assumptions	—	—
	Experience adjustments	10,716	1,903
	Retirement benefit paid	(97,241)	(48,622)
	Foreign currencies translation adjustments	130	(56)
	Others	827	1,388

	Ending balance	1,616,237	1,578,583

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2021	2020
Beginning balance	1,564,101	1,352,971
Interest income	30,610	25,732
Remeasurements	(11,476)	(5,835)
Employer’s contributions	62,509	67,809
Retirement benefit paid	(96,526)	(47,862)
Others	24	(276)

Ending balance	1,549,242	1,392,539

(4)	Fair value of plan assets as of September 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Cash and due from banks	1,549,242	1,564,101

Meanwhile, among plan assets, realized returns on plan assets amount to 19,134 million Won and 19,897 million Won for the nine-month periods ended September 30, 2021 and 2020, respectively.

(5)

Service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income for the nine-month periods ended September 30, 2021 and 2020 pare as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2021	2020
Current service cost	133,844	130,247
Net interest expense (income)	(789)	(548)

Cost recognized in net income	133,055	129,699

Remeasurements (*)	(50,348)	33,418

Cost recognized in total comprehensive income	82,707	163,117

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 3,572 million Won and 3,028 million Won for the nine-month periods ended September 30, 2021 and 2020, respectively.

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Other financial liabilities:
Accounts payable	6,248,080	4,028,639
Accrued expenses	1,621,396	2,049,401
Borrowings from trust accounts	4,249,943	2,984,031
Agency business revenue	942,411	466,485
Foreign exchange payables	755,261	789,189
Domestic exchange settlement credits	3,606,599	180,251
Lease liabilities	363,609	407,431
Other miscellaneous financial liabilities	5,908,226	3,317,358
Present value discount	(13,557)	(6,968)

Sub-total	23,681,968	14,215,817

Other liabilities:
Unearned income	273,528	254,702
Other miscellaneous liabilities	272,556	219,111

Sub-total	546,084	473,813

Total	24,228,052	14,689,630

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2021
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	396,545	—	—	—	—	—	—
Forwards	190,000	—	—	10,117	—	—	—
Swaps	134,342,885	223	128,139	150,225	90	12,857	368,570
Purchase options	170,000	—	—	3,841	—	—	—
Written options	320,000	—	—	—	—	—	7,855
Currency:
Futures	10,605	—	—	—	—	—	—
Forwards	113,435,875	—	—	2,923,198	—	—	1,489,067
Swaps	100,408,648	10,953	—	1,521,605	8,719	—	2,275,610
Purchase options	985,848	—	—	18,233	—	—	—
Written options	1,632,317	—	—	—	—	—	12,501
Equity:
Futures	434,149	—	—	—	—	—	—
Forwards	7	—	—	—	—	—	—
Swaps	505,365	—	—	23,731	—	—	2,136
Purchase options	16,199,637	—	—	940,640	—	—	—
Written options	18,022,863	—	—	—	—	—	1,198,581

Total	387,054,744	11,176	128,139	5,591,590	8,809	12,857	5,354,320

	December 31, 2020
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	184,413	—	—	—	—	—	—
Swaps	137,057,240	—	174,820	318,545	1,476	28	524,190
Purchase options	330,000	—	—	6,271	—	—	—
Written options	285,440	—	—	—	—	—	5,419
Currency:
Futures	2,546	—	—	—	—	—	—
Forwards	105,146,634	—	—	2,541,957	—	—	2,848,980
Swaps	87,249,320	—	—	3,325,135	63,265	—	2,415,610
Purchase options	1,147,877	—	—	59,329	—	—	—
Written options	1,632,048	—	—	—	—	—	23,271
Equity:
Futures	123,742	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	269,039	—	—	—	—	—	12,533
Purchase options	9,863,110	—	—	650,505	—	—	—
Written options	10,369,009	—	—	—	—	—	629,884

Total	353,660,429	—	174,820	6,901,742	64,741	28	6,459,887

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships that the Group applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR and AUD 3M BBSW. The nominal amounts of hedging instruments related to 1M LIBOR, 3M LIBOR and 3M BBSW in the hedging relationships of the Group are USD 470,000,000, USD 1,850,000,000 and AUD 150,000,000, respectively. The Group pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Group determined that such uncertainty is expected to be no longer exist when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the September 30, 2021, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,397,024 million Won. It is the Group’s hedging strategy to hedge changes in fair value of fixed rate debentures denominated in foreign currency attributable to fluctuations in market interest rates, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M plus spread and AUD BBSW 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the September 30, 2021, the Group has applied cash flow hedge on local currency denominated debentures amounting to 149,968 million Won, debentures on foreign currency amounting to 768,763 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, SGD and Korean Won in millions):

	September 30, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,550,000,000	300,000,000	1,850,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	50,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	470,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	180,000,000	—	180,000,000

	December 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	50,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	130,000,000	470,000,000	—	600,000,000
Foreign currencies translation risk
Currency swap (SGD)	68,000,000	—	—	68,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of September 30, 2021 and December 31, 2020 are as follows:

September 30, 2021
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M + 1.45% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.73% receipt, 1.90% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.70% receipt, KRW 0.93% paid, USD/KRW = 1,207
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,139

December 31, 2020
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.69% receipt, 2.06% paid KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.80% receipt, KRW 1.45% paid, USD/KRW = 1,155 USD 1M Libor+0.67% receipt, KRW 1.14% paid, USD/KRW = 1,190 USD 1M Libor+0.69% receipt, KRW 1.02% paid, USD/KRW = 1,199
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 827

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, and SGD, Korean won in millions):

	September 30, 2021
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 1,850,000,000			Derivative assets (designated for hedging)
Interest rate swap	AUD 150,000,000	128,139	12,857	Derivative liabilities (designated for hedging)	(51,753)
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000	223	90	Derivative liabilities (designated for hedging)	1,609
Foreign currency translation risk and interest rate risk
Currency swap	USD 470,000,000	3,060	8,719	Derivative liabilities (designated for hedging)	59,433
Foreign currency translation risk
Currency swap	USD 180,000,000	7,893	—	Derivative liabilities (designated for hedging)	9,911

	December 31, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,300,000,000			Derivative assets (designated for hedging)
Interest rate swap	AUD 150,000,000	174,820	28	Derivative liabilities (designated for hedging)	57,221
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000	—	1,476	Derivative liabilities (designated for hedging)	(196)
Foreign currency translation risk and interest rate risk
Currency swap	USD 600,000,000	—	62,893	Derivative liabilities (designated for hedging)	(69,319)
Foreign currency translation risk
Currency swap	SGD 68,000,000	—	373	Derivative liabilities (designated for hedging)	(4,699)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,397,024	—	86,411	Debentures	67,016	—
Cash flow hedge
Interest rate risk
Debentures	—	149,968	—	—	Debentures	(1,236)	(7)
Foreign currencies translation risk and interest rate risk
Debentures	—	556,203	—	—	Debentures	(52,701)	3,202
Foreign currencies translation risk
Debentures	—	212,560	—	—	Debentures	(9,301)	23

(*)	After tax amount

	December 31, 2020
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,767,208	—	144,741	Debentures	(59,073)	—
Cash flow hedge
Interest rate risk
Debentures	—	149,936	—	—	Debentures	188	(909)
Foreign currencies translation risk and interest rate risk
Debentures	—	651,704	—	—	Debentures	61,823	(95)
Foreign currencies translation risk
Debentures	—	55,891	—	—	Debentures	6,564	(268)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	15,263	Other net operating income (expense)

		For the nine-month period ended September 30, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,030	Other net operating income (expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2021
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,518	91	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	59,263	169	(1,628)	Other net operating income (expense)	(26,041)	Other net operating income (expense)
	Foreign currencies translation risk	10,169	(258)	(223)	Other net operating income (expense)	(95)	Other net operating income (expense)

		For the nine-month period ended September 30, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(703)	(74)	—	Other net operating income (expense)	(43)	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(16,212)	84	1,849	Other net operating income (expense)	9,304	Other net operating income (expense)
	Foreign currencies translation risk	(228)	151	298	Other net operating income (expense)	797	Other net operating income (expense)

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2021	2020
Beginning balance	6,939	52,260
New transactions	43,471	26,267
Amounts recognized in losses	(24,674)	(57,572)

Ending balance	25,736	20,955

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded as the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or loss at the end of September 30, 2021 and 2020.

26.	EQUITY

(1)	Details of equity as of September 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Capital
Common stock capital	3,640,303	3,611,338
Hybrid securities	2,094,818	1,895,366
Capital surplus
Paid in capital in excess of par	643,544	608,348
Others	37,162	17,763

Sub-total	680,706	626,111

Capital adjustments
Treasury stock	(3,819)	—
Other adjustments (*1)	(1,746,959)	(1,775,312)

Sub-total	(1,750,778)	(1,775,312)

Accumulated other comprehensive income
Financial assets at FVTOCI	(74,099)	(9,833)
Changes in capital due to equity method	875	(2,609)
Loss from foreign business translation	(74,482)	(298,363)
Remeasurements of defined benefit plan	(224,703)	(261,195)
Loss on evaluation of cash flow hedge	3,933	(1,386)
Capital related to non-current assets held for sale	325	1,226

Sub-total	(368,151)	(572,160)

Retained earnings (*2) (*3)	21,019,041	19,268,265
Non-controlling interest (*4)	2,998,832	3,672,237

Total	28,314,771	26,725,845

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,568,367 million Won and 2,547,547 million Won as of September 30, 2021 and December 31, 2020, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 122,370 million Won and 62,830 million Won as of September 30, 2021 and December 31, 2020 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 2,555,166 million Won and 3,105,070 million Won as of September 30, 2021 and December 31, 2020, respectively, are recognized as non-controlling interests. 100,158 million Won and 118,659 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the nine-month period ended September 30, 2021 and 2020, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	September 30, 2021	December 31, 2020
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	728,060,549 Shares	722,267,683 Shares
Capital stock	3,640,303 million Won	3,611,338 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2021	December 31, 2020
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	—
Issuance cost				(5,182)	(4,634)

Total				2,094,818	1,895,366

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(9,833)	(40,336)	(45,830)	21,900	(74,099)
Changes in capital due to equity method	(2,609)	5,445	—	(1,961)	875
Gain(loss) on foreign currency translation of foreign operations	(298,363)	228,423	—	(4,542)	(74,482)
Remeasurement gain(loss) related to defined benefit plan	(261,195)	50,334	—	(13,842)	(224,703)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(1,386)	4,340	1,221	(242)	3,933
Capital related to non-current assets held for sale	1,226	(1,242)	—	341	325

Total	(572,160)	246,964	(44,609)	1,654	(368,151)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to non-current assets held for sale is a change due to the period evaluation and the reclassification adjustments amounting to (1,354) million Won, 906 million Won and (901) million Won are due to disposal of equity securities at FVTOCI, investment stocks accounted for using the equity method and assets held for sale during the period.

	For the nine-month period ended September 30, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Classified as held-for-sale	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(71,914)	53,778	(20,083)	—	(10,383)	(48,602)
Changes in capital due to equity method	915	(4,275)	—	(1,691)	1,641	(3,410)
Gain (loss) on foreign currency translation of foreign operations	(152,987)	(13,841)	—	—	171	(166,657)
Remeasurement gain (loss) related to defined benefit plan	(270,977)	(33,451)	—	—	9,199	(295,229)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(5,692)	(4,892)	—	—	328	(10,256)
Capital related to noncurrent assets held for sale	—	—	—	1,691	—	1,691

Total	(500,655)	(2,681)	(20,083)	—	956	(522,463)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 2,665 million Won are due to disposal of equity securities during the period.

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Beginning balance	2,568,367	2,547,547
Planned provision(reversal) of regulatory reserve for credit loss	275,001	20,820

Ending balance	2,843,368	2,568,367

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Net income before regulatory reserve	824,396	2,361,647	521,715	1,295,748
Provision(reversal) of regulatory reserve for credit loss	111,154	275,001	76,265	64,029
Adjusted net income after the provision of regulatory reserve	713,242	2,086,646	445,450	1,231,719
Dividends to hybrid securities	(17,350)	(48,900)	(14,275)	(34,640)
Adjusted net income after regulatory reserve and dividends to hybrid securities	695,892	2,037,746	431,175	1,197,079
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	959	2,817	596	1,657

27.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2020 were 360 Won and 260,016 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 26, 2021 and were paid in April 2021.

(2)

On July 23, 2021, the Board of Directors decided to pay an interim dividend of 150 Won per share (total dividend of 108,340 million Won) with July 30, 2021 as the record date, in accordance with a resolution of the Board of Directors, and were paid in August 2021.

28.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	10,866	33,286	12,908	39,118
Financial assets at FVTOCI	90,588	266,195	103,380	344,380
Financial assets at amortized cost
Securities at amortized cost	78,259	239,631	92,613	294,673
Loans and other financial assets at amortized cost
Interest on due from banks	12,516	32,454	10,479	43,214
Interest on loans	2,283,458	6,598,961	2,046,402	6,444,651
Interest of other receivables	7,293	22,924	6,652	22,401

Subtotal	2,303,267	6,654,339	2,063,533	6,510,266

Total	2,482,980	7,193,451	2,272,434	7,188,437

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Interest on deposits due to customers	454,996	1,367,342	555,484	1,968,985
Interest on borrowings	68,475	164,340	56,860	222,446
Interest on debentures	178,881	538,037	164,712	531,904
Other interest expense	12,576	29,289	5,890	29,484
Interest on lease liabilities	1,800	5,572	2,049	7,330

Total	716,728	2,104,580	784,995	2,760,149

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Fees and commission received for brokerage	46,249	142,240	40,617	121,753
Fees and commission received related to credit	47,497	154,306	46,243	143,146
Fees and commission received for electronic finance	32,942	99,638	31,905	93,669
Fees and commission received on foreign exchange handling	13,952	41,491	14,185	41,982
Fees and commission received on foreign exchange	19,491	51,430	18,622	50,656
Fees and commission received for guarantee	19,974	56,046	17,847	54,914
Fees and commission received on credit card	140,717	419,240	128,884	378,151
Fees and commission received on securities business	25,768	83,513	20,778	59,674
Fees and commission from trust management	57,372	155,807	34,813	121,105
Fees and commission received on credit information	2,456	7,555	3,298	10,492
Fees and commission received related to lease	97,498	266,132	—	—
Other fees	42,199	134,633	41,818	131,461

Total	546,115	1,612,031	399,010	1,207,003

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Fees and commissions paid	59,330	186,319	57,521	150,926
Credit card commission	106,664	310,180	106,910	318,694
Brokerage commission	587	1,143	159	376
Others	3,212	8,613	1,720	5,958

Total	169,793	506,255	166,310	475,954

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Dividend income related to financial assets at FVTPL	128,710	243,152	25,510	82,063
Dividend income related to financial assets at FVTOCI	3,489	19,785	2,628	17,077

Total	132,199	262,937	28,138	99,140

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Dividend income recognized from assets held
Equity securities	3,489	19,785	2,628	17,077

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Gain(loss) on financial instruments at FVTPL measured at fair value	102,657	238,102	134,622	527,790
Gain(loss) on financial instruments at FVTPL designated as upon initial recognition	(860)	102	(4,280)	4,141

Total	101,797	238,204	130,342	531,931

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2021		Periods ended September 30, 2020
			Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	51,753	197,197	36,230	133,432
		Loss on transactions and valuation	(65,275)	(164,756)	2,851	(68,367)

		Sub-total	(13,522)	32,441	39,081	65,065

	Loans	Gain on transactions and valuation	4,288	18,377	133	1,863
		Loss on transactions and valuation	(331)	(4,412)	12	(850)

		Sub-total	3,957	13,965	145	1,013

	Other financial assets	Gain on transactions and valuation	6,121	13,940	2,921	7,426
		Loss on transactions and valuation	(4,847)	(10,259)	(3,103)	(7,298)

		Sub-total	1,274	3,681	(182)	128

Sub-total			(8,291)	50,087	39,044	66,206

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	456,140	1,302,063	538,619	1,525,179
		Loss on transactions and valuation	(423,691)	(1,169,665)	(519,081)	(1,839,640)

		Sub-total	32,449	132,398	19,538	(314,461)

	Currency derivatives	Gain on transactions and valuation	4,498,144	9,030,249	659,344	6,860,252
		Loss on transactions and valuation	(4,413,937)	(8,980,937)	(592,399)	(6,090,197)

		Sub-total	84,207	49,312	66,945	770,055

	Equity derivatives	Gain on transactions and valuation	303,661	1,368,291	219,449	1,326,986
		Loss on transactions and valuation	(307,253)	(1,358,205)	(210,328)	(1,320,607)

		Sub-total	(3,592)	10,086	9,121	6,379

	Other derivatives	Gain on transactions and valuation	—	—	—	—
		Loss on transactions and valuation	(2,976)	(3,781)	(26)	(389)

		Sub-total	(2,976)	(3,781)	(26)	(389)

Sub-total			110,088	188,015	95,578	461,584

Net, total			101,797	238,102	134,622	527,790

(3)

Details of net gain(loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Gain(loss) on equity-linked securities	—	102	(4,280)	4,141

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Gain on redemption of securities	(8)	(18)	(14)	(88)
Gain on transactions of securities	779	45,848	7,664	18,765

Total	771	45,830	7,650	18,677

33.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Impairment loss due to credit loss on financial assets measured at FVTOCI	(468)	(2,565)	(643)	(1,425)
Reversal of(provision for) impairment loss due to credit loss on securities at amortized cost	(327)	(34)	169	122
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(104,930)	(325,645)	(150,990)	(573,057)
Reversal of(provision for) provision on guarantee	(3,646)	3,951	16,164	12,192
Reversal of(provision for) unused loan commitment	2,286	12,632	(4,741)	(24,552)

Total	(107,085)	(311,661)	(140,041)	(586,720)

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME(EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended September 30, 2021		Periods ended September 30, 2020
			Three-month	Nine-month	Three-month	Nine-month
Employee benefits	Short-term employee benefits	Salaries	405,650	1,199,919	383,963	1,154,277
		Employee fringe benefits	131,487	400,739	128,017	376,478
	Share based payment		2,344	10,202	1,187	3,502
	Retirement benefit service costs		45,625	136,627	44,520	132,727
	Termination		279	834	69	290

		Subtotal	585,385	1,748,321	557,756	1,667,274

Depreciation and amortization			129,405	393,910	128,574	387,538
Other general and administrative expenses	Rent		22,781	107,280	22,106	57,278
	Taxes and public dues		28,751	107,280	26,220	100,488
	Service charges		58,564	172,279	61,610	178,234
	Computer and IT related		30,275	85,509	28,049	80,888
	Telephone and communication		19,437	57,049	17,233	52,324
	Operating promotion		10,465	29,424	10,744	31,462
	Advertising		21,356	49,707	18,417	46,828
	Printing		1,262	4,282	1,560	4,936
	Traveling		1,801	5,170	1,745	5,443
	Supplies		1,887	5,299	1,932	8,839
	Insurance premium		2,578	7,618	2,116	7,667
	Reimbursement		2,300	3,589	3,877	8,732
	Maintenance		5,457	15,235	5,095	13,089
	Water, light, and heating		3,943	11,270	3,980	11,620
	Vehicle maintenance		3,043	8,245	2,686	7,507
	Others		8,658	25,137	5,362	18,473

		Sub-total	222,558	650,610	212,732	633,808

	Total		937,348	2,792,841	899,062	2,688,620

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Gain on transactions of foreign exchange	75,413	408,153	127,787	396,938
Gain related to derivatives (Designated for hedging)	34,583	61,060	(29,816)	102,540
Gain on fair value hedged items	11,664	72,926	4,767	4,767
Others	16,537	68,751	11,279	44,033

Total	138,197	610,890	114,017	548,278

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Losses on transactions of foreign exchange	135,178	352,476	92,805	557,345
KDIC deposit insurance premium	103,039	301,257	94,054	274,584
Contribution to miscellaneous funds	94,309	270,910	85,046	242,015
Losses related to derivatives (Designated for hedging)	8,242	61,601	11,422	20,746
Losses on fair value hedged items	1,947	1,947	(16,840)	91,251
Others (*)	95,697	281,962	27,193	88,643

Total	438,412	1,270,153	293,680	1,274,584

(*)

Other expense includes such expenses amounting to 10,386 million Won and 9,363 million Won, respectively, of intangible asset amortization expense for the nine-month periods ended September 30, 2021 and 2020, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2021 and December 31, 2020 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		10,618 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		1.25 years
Number of shares remaining	As of September 30, 2021	602,474 shares
	As of December 31, 2020	602,474 shares
Number of shares granted (*2)	As of September 30, 2021	602,474 shares
	As of December 31, 2020	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		10,173 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		2.25 years
Number of shares remaining	As of September 30, 2021	944,343 shares
	As of December 31, 2020	944,343 shares
Number of shares granted (*2)	As of September 30, 2021	944,343 shares
	As of December 31, 2020	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		9,748 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		3.25 years
Number of shares remaining	As of September 30, 2021	822,809 shares
	As of December 31, 2020	—
Number of shares granted (*2)	As of September 30, 2021	822,809 shares
	As of December 31, 2020	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of September 30, 2021 and December 31, 2020, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 24,025 million Won and 13,823 million Won, respectively.

35.	NON-OPERATING INCOME(EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Gains on valuation of investments in joint ventures and associates	18,847	57,549	15,226	50,909
Losses on valuation of investments in joint ventures and associates	1,694	(9,977)	(5,243)	(16,974)
Impairment losses of investments in joint ventures and associates	—	(790)	—	—

Total	20,541	46,782	9,983	33,935

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Other non-operating incomes	92,821	159,152	2,801	39,915
Other non-operating expenses	(70,148)	(128,812)	(11,964)	(211,779)

Total	22,673	30,340	(9,163)	(171,864)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Rental fee income	4,583	13,747	2,367	9,944
Gains on disposal of investments in joint ventures and associates	70,644	70,644	—	—
Gains on disposal of premises and equipment, intangible assets and other assets	12,977	46,322	(26)	6,549
Reversal of impairment loss of premises and equipment, intangible assets and other assets	(4)	92	32	87
Others	4,621	28,347	428	23,335

Total	92,821	159,152	2,801	39,915

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Depreciation on investment properties	695	2,106	725	1,812
Operating expenses on investment properties	301	868	199	581
Losses on disposal of investments in joint ventures and associate	110	110	—	—
Losses on disposal of premises and equipment, intangible assets and other assets	1,135	2,933	916	1,736
Impairment losses of premises and equipment, intangible assets and other assets	2	641	175	8,429
Donation	3,473	25,516	7,118	18,423
Others	64,432	96,638	2,831	180,798

Total	70,148	128,812	11,964	211,779

36.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Current tax expense
Current tax expense with respect to the current period	710,901	292,519
Adjustments recognized in the current period in relation to the tax expense of prior periods	(18,714)	(34,461)

Sub-total	692,187	258,058

Deferred tax expense
Change in deferred tax assets(liabilities) due to temporary differences	97,242	155,067
Income tax expense directly attributable to equity	1,654	956

Sub-total	98,896	156,023

Income tax expense	791,083	414,081

Income tax expense was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the September 30, 2021, is 25.1% % (The weighted average annual effective tax rate for the September 30, 2020, is 24.2%).

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended September 30, 2021		Periods ended September 30, 2020
	Three-month	Nine-month	Three-month	Nine-month
Net income attributable to common shareholders	778,238	2,197,936	480,200	1,140,764
Dividends to hybrid securities	(17,350)	(48,900)	(14,275)	(34,640)
Net income attributable to common shareholders	760,888	2,149,036	465,925	1,106,124
Weighted average number of common shares outstanding (Unit: million shares)	725	723	722	722
Basic EPS (Unit: Korean Won)	1,049	2,971	645	1,532

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days)

	For the nine-month period ended September 30, 2021
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-09-30	722,267,683	273	197,179,077,459
Treasury stocks	2021-01-01 ~ 2021-09-30	(2)	273	(546)
Issuance of new shares (comprehensive share exchange)	2021-08-10 ~ 2021-09-30	5,792,866	52	301,229,032
Acquisition of treasury stocks	2021-08-10 ~ 2021-09-30	(343,989)	52	(17,887,428)

Sub-total (①)				197,462,418,517

Weighted average number of common shares outstanding (②=(①/273)				723,305,562

	For the nine-month period ended September 30, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-09-30	722,267,683	274	197,901,345,142
Treasury stock	2020-01-01 ~ 2020-09-30	(2)	274	(548)

Sub-total (①)				197,901,344,594

Weighted average number of common shares outstanding (②=(①/274)				722,267,681

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine-month periods ended September 30, 2021 and 2020.

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Confirmed guarantees
Guarantee for loans	37,549	103,229
Acceptances	697,726	602,014
Guarantees in acceptances of imported goods	102,743	78,395
Other confirmed guarantees	7,316,200	6,491,608

Sub-total	8,154,218	7,275,246

Unconfirmed guarantees
Local letters of credit	272,152	187,146
Letters of credit	3,273,782	3,025,923
Other unconfirmed guarantees	556,643	403,652

Sub-total	4,102,577	3,616,721

Commercial paper purchase commitments and others	851,993	917,489

Total	13,108,788	11,809,456

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Loan commitments	115,525,719	112,088,680
Other commitments (*)	6,851,221	7,827,774

(*)

As of September 30, 2021 and December 31, 2020, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 3,040,007 million Won and 2,894,688 million Won, respectively.

(3)	Litigation case

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 490 cases (litigation value of 382,967 million Won) and 465 cases (litigation value of 413,744 million Won) as of September 30, 2021 and December 31, 2020 respectively, and provisions for litigations are 22,912 million Won and 24,873 million Won.

(4)	Other commitments

1)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 128,386 million Won as other financial liabilities for the second sales agreement.

2)

As of September 30, 2021, Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 83 constructions, which includes the construction of residential and commercial complexes in Busan (U-dong, Haeundae-gu). Land Trust responsible for Construction and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the Group fails to fulfill the construction completion obligation. As of September 30, 2021, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is 2,405,196 million Won. Although additional losses may occur in relation to the construction completion obligations, the financial statements at September 30, 2021 do not reflect these effects since losses are unlikely and the amount cannot be estimated reliably.

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of September 30, 2021 and December 31, 2020, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the nine-month periods ended September 30, 2021 and 2020 are as follows. Please see Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	September 30, 2021	December 31, 2020
Associates	W Service Networks Co., Ltd.	Loans	35	21
		Deposits due to customers	2,822	2,183
		Accrued expenses	6	6
		Other liabilities	423	459
	Korea Credit Bureau Co., Ltd.	Loans	1	1
		Deposits due to customers	456	2,311
		Other liabilities	—	5
	Korea Finance Security Co., Ltd.	Loans	3,422	3,440
		Loss allowance	(6)	(6)
		Deposits due to customers	2,676	1,927
		Other liabilities	1	1
	Chin Hung International Inc.	Loans	—	257
		Loss allowance	—	(3)
		Deposits due to customers	—	8,715
		Other liabilities	—	171
	LOTTE CARD Co. Ltd.	Loans	4,688	7,500
		Loss allowance	(48)	(77)
		Other assets	6	12
		Deposits due to customers	11,631	2,697
		Other liabilities	113	113
	K BANK Co., Ltd.	Loans	137	104
		Account receivables	29	26
		Other assets	—	2
	Well to Sea No.3 Private Equity Fund	Deposits due to customers	—	4,997
	Others (*1) (*2)	Loans	75,946	44,036
		Loss allowance	(126)	(126)
		Other assets	516	651
		Deposits due to customers	4,749	5,831
		Other liabilities	3	5

(*1)

Others include KUM HWA Co., Ltd., Aarden Woori Apparel 1st Private Equity Fund, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori G Senior Loan No.1, WooriG Oncorp Corporate support of Major Industry Professional Type Private Placement Investment Trust (Type 2), Dongwoo C & C Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Woori BIG2 Plus Securities Investment Trust(Balanced Bond), Japanese Hotel Real Estate Private Equity Fund 2, Cultizm Korea LTD Co., Ltd., Partner One Value Up I Private Equity Fund, Godo Kaisha Oceanos 1, Woori Zip1, Woori Zip2, and etc., as of September 30, 2021.

(*2)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori G IPO10 [FI_Bal][F]C(F),Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Feeder Fund(H), Dongwoo C & C Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, Godo Kaisha Oceanos 1 and etc., as of December 31, 2020.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine-month period ended September 30
Related parties		Account title	2021	2020
Associates	W Service Network Co., Ltd.	Other income	25	24
		Interest expenses	5	12
		Fees expenses	464	373
		Reversal of allowance for credit loss	—	(3)
		Other expenses	1,416	1,555
	Korea Credit Bureau Co., Ltd.	Interest expenses	4	3
		Fees expenses	2,613	2,357
	Korea Finance Security Co., Ltd.	Interest income	58	52
		Interest expenses	2	2
		Provision for (reversal of) allowance for credit loss	—	6
		Other expenses	70	69
	Chin Hung International Inc	Interest expenses	—	15
		Provision for (reversal of) allowance for credit loss	—	107
	LOTTE CARD Co., Ltd.	Interest income	156	215
		Fees income	8,482	2,580
		Interest expenses	262	86
		Reversal of allowance for credit loss	(29)	64
	K BANK Co., Ltd.	Fees income	1,506	1,313
		Fees expenses	467	—
	Well to Sea No.3 Private Equity Fund	Interest income	—	1,883
		Interest expenses	—	4
		Provision for (reversal of) allowance for credit loss	—	111
	Others (*1) (*2)	Interest income	499	—
		Fees income	2,316	1,779
		Other income	—	12
		Interest expenses	9	22

(*1)

Others include Deep Dive Woori 2021-1 Investment Fund, Aarden Woori Apparel 1st Private Equity Fund, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori G IPO10 [FI_Bal][F]C(F), Woori G Star Private Placement Investment Trust No.33 [FI], Woori G Senior Loan No.1, WooriG Oncorp Corporate support of Major Industry Professional Type Private Placement Investment Trust (Type 2), Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Woori BIG2 Plus Securities Investment Trust(Balanced Bond), Japanese Hotel Real Estate Private Equity Fund 2, KIWOOM WOORI Financial 1st Investment Fund, Partner One Value Up I Private Equity Fund, PCC-Woori LP Secondary Fund, Godo Kaisha Oceanos 1, Woori Zip1, Woori Zip2, and etc., as of September 30, 2021.

(*2)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, AJU TAERIM 1st Fund, Woori G IPO10 [FI_Bal][F]C(F),Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Feeder Fund(H), Saman Corporation, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, PCC-Woori LP Secondary Fund, Godo Kaisha Oceanos 1 and etc., as of September 30, 2020.

(3)	Major loan transactions with related parties for the nine-month periods ended September 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	21	187	173	—	35
	Korea Credit Bureau Co., Ltd.	1	6	6	—	1
	Korea Finance Security Co., Ltd.	3,440	255	273	—	3,422
	LOTTE CARD Co., Ltd.	7,500	—	2,812	—	4,688
	K BANK Co., Ltd.	104	1,432	1,400	—	136
	Godo Kaisha Oceanos 1	44,036	—	—	164	44,200
	Woori Zip 1	—	13,121	—	—	13,121
	Woori Zip 2	—	18,624	—	—	18,624

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the nine-month period ended September 30, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	23	272	245	50
	Korea Credit Bureau Co., Ltd.	3	14	16	1
	Korea Finance Security Co., Ltd.	1,860	2,485	403	3,942
	Chin Hung International Inc	244	1,774	1,735	283
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	K BANK Co., Ltd.	141	1,544	1,506	179
	Well to Sea No. 3 Private Equity Fund	4,490	67,560	—	72,050

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the nine-month period September 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2021
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Partner One Value Up I Private Equity Fund	863	637	914	586
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the nine-month period ended September 30, 2020
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*1)
Associates	Saman Corporation (*2)	2,522	34	—	2,556
	W Service Networks Co., Ltd	1,180	1,180	1,180	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,356	1,303	1,203
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*1)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(*2)	Excluded from the related parties due to the loss of significant influence for the nine-month period ended September 30, 2020.

(5)	There are no major borrowing transactions with related parties for the nine-month periods ended September 30, 2021 and 2020.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	September 30, 2021	December 31, 2020	Warranty
Korea Finance Security Co., Ltd.	838	820	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	34	Unused loan commitment
W Service Network Co., Ltd.	165	179	Unused loan commitment
Chin Hung International Inc.	—	16,167	Unused loan commitment
K BANK Co., Ltd.	163	196	Unused loan commitment
LOTTE CARD Co. Ltd.	500,000	500,000	Unused loan commitment

As of September 30, 2021 and December 31, 2020, the recognized payment guarantee provisions are 323 million Won and 284 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	September 30, 2021	December 31, 2020	Warranty
Together-Korea Government Private Pool Private Securities Investment Trust No.3	—	990,000	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	9,704	Securities purchase commitment
Woori G Senior Loan No.1	31,390	53,041	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund	40,001	41,393	Securities purchase commitment
Woori-Shinyoung Growth-Cap Private Equity Fund I	—	12,799	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	36,236	36,355	Securities purchase commitment
Union Technology Finance Investment Association	4,500	10,500	Securities purchase commitment
Genesis Eco No.1 Private Equity Fund	195	—	Securities purchase commitment
Genesis Environmental Energy Company 1st Private Equity Fund	916	916	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,650	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	488	550	Securities purchase commitment
PCC-Woori LP Secondary Fund	—	2,525	Securities purchase commitment

(8)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2021	2020
Short-term employee salaries	15,542	12,331
Retirement benefit service costs	642	461
Share-based compensation	4,122	1,576

Total	20,306	14,368

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,707 million Won and 3,888 million Won, as of September 30, 2021 and December 31, 2020, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 12,680 million Won and 11,155 million Won, respectively, as of September 30, 2021 and December 31, 2020.

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	September 30, 2021
	Total investment in lease	Net investment in lease
Within one year	58,623	56,916
After one year but within two years	111,975	104,432
After two years but within three years	220,557	200,716
After three years but within four years	333,331	299,437
After four years but within five years	486,184	429,578
After five years	6	5

Total	1,210,676	1,091,084

	December 31, 2020
	Total investment in lease	Net investment in lease
Within one year	24,649	23,957
After one year but within two years	48,781	45,575
After two years but within three years	132,894	120,414
After three years but within four years	171,137	151,756
After four years but within five years	277,282	244,481
After five years	16	12

Total	654,759	586,195

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Total investment in lease	1,210,676	654,759
Net investment in lease	1,091,084	586,195
Present value of minimum lease payments	1,091,084	586,133
Present value of unguaranteed residual value	—	62

Unearned interest income	119,592	68,564

2)	Operating lease

①	The details of operating lease assets are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Prepaid lease assets	1,640	199
Operating lease assets
Acquisition cost	1,986,932	1,506,957
Accumulated depreciation	(477,398)	(390,981)
Net carrying value	1,509,534	1,115,976

Total	1,511,174	1,116,175

②

The details of changes in operating lease assets as of September 30, 2021 are as follows and there is no details of changes in operating lease assets as of September 30, 2020 (Unit: Korean Won in millions):

Amount
Beginning balance	1,116,175
Acquisition	629,326
Disposal	(69,984)
Depreciation	(177,592)
Others	11,609

Ending balance	1,509,534

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Within one year	323,372	240,005
After one year but within two years	296,617	223,074
After two years but within three years	214,224	156,859
After three years but within four years	130,476	80,174
After four years but within five years	57,514	24,992

Total	1,022,203	725,104

④	There is no adjusted lease payments recognized as profit or loss for the nine-month periods ended September 30, 2021 and 2020.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2021	December 31, 2020
Lease payments
Within one year	154,709	173,885
After one year but within five years	162,647	200,844
After five years	40,557	34,787

Total	357,913	409,516

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Total cash outflows from lease	135,532	153,249

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2021	2020
Lease payments for short-term leases	1,191	1,156
Lease payments for which the underlying asset is of low value	1,039	405

Total	2,230	1,561

4)

The Group uses a practical expedient for rent concession as a direct consequence of COVID-19. Accordingly, the amount recognized in profit or loss during the reporting period is 27,560 million Won, to reflect changes in lease payments arising from the rent concession.

41.	EVENTS AFTER THE REPORTING PERIOD

Woori Financial Capital Co., Ltd., a subsidiary of the Parent company, decided to raise 200 billion Won in shareholder allocation at the Board of Directors Meeting on November 1, 2021 and completed the payment of the shares on November 12, 2021, and the Parent company was allocated with 17,211,704 shares in relation to the paid-in capital increase.